                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                Envoy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, no par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    293982104
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                          Telephone No. (919) 821-1220
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                              Bob F. Thompson, Esq.
                             Bass, Berry & Sims PLC
                           2700 First American Center
                           Nashville, Tennessee 37238
                          Telephone No. (615) 742-6200

                                December 16, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
             schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)
                          check the following box [ ].

CUSIP NO. 717123103                   13D                           Page 2 of 7

---------------------------------------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSONS
               Quintiles Transnational Corp.

               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               EIN 56-1714315
---------------------------------------------------------------------------------------------------------------
2.             CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP                              (a)   [ ]
                                                                                             (b)   [x]

---------------------------------------------------------------------------------------------------------------
3.             SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4.             SOURCE OF FUNDS
               OO (see Item 3)
---------------------------------------------------------------------------------------------------------------
5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(D) OR 2(E)                                                       [ ]
---------------------------------------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION
               North Carolina
---------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

---------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES          7.             SOLE VOTING POWER
BENEFICIALLY OWNED                       -0-
BY EACH                   -------------------------------------------------------------------------------------
REPORTING                 8.             SHARED VOTING POWER
PERSON WITH                              4,514,425*
                          -------------------------------------------------------------------------------------
                          9.             SOLE DISPOSITIVE POWER
                                         -0-
                          -------------------------------------------------------------------------------------
                          10.            SHARED DISPOSITIVE POWER
                                         4,514,425*
---------------------------------------------------------------------------------------------------------------
7.             SOLE VOTING POWER
               -0-
---------------------------------------------------------------------------------------------------------------
8.             SHARED VOTING POWER
               4,514,425*
---------------------------------------------------------------------------------------------------------------
9.             SOLE DISPOSITIVE POWER
               -0-
---------------------------------------------------------------------------------------------------------------
10.            SHARED DISPOSITIVE POWER
               -0-
---------------------------------------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,514,425*
---------------------------------------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [  ]
---------------------------------------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               18.0.%**
---------------------------------------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON
               CO
---------------------------------------------------------------------------------------------------------------

         * Beneficial ownership of 4,514,425 shares includes 1,062,925 shares of Envoy Common Stock (as defined below), 2,800,000 shares of Envoy Common Stock issuable upon conversion of 2,800,000 shares of Series B Convertible Preferred Stock of Envoy Corporation which may be converted within the next 60 days and 651,500 shares of Envoy Common Stock issuable upon the exercise of options which may be exercised within the next 60 days and is being reported solely as a result of the Stock Voting Agreement, as described in Item 4. See also Item 5.

         ** Assumes a total of shares 25,026,295 outstanding as of December 14, 1998 including (i) 21,574,795 shares of Envoy Common Stock, (ii) 2,800,000 shares of Envoy Common Stock issuable upon conversion of 2,800,000 shares of Series B Convertible Preferred Stock of Envoy Corporation which may be converted within the next 60 days and (iii) 651,500 shares of Envoy Common Stock issuable upon the exercise of options which may be exercised within the next 60 days.
See also Item 5.

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the Reporting Person's beneficial ownership of 4,514,425 shares of the Common Stock, no par value per share ("Envoy Common Stock") of Envoy Corporation, a Tennessee corporation ("Envoy"). The principal address of Envoy is Two Lakeview Pl., 15 Century Blvd. Ste. 600, Nashville, Tennessee 37214.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The Reporting Person is Quintiles Transnational Corp., a North Carolina corporation ("Quintiles").

         (b) The Reporting Person's principal business is providing contract research, sales, marketing and health care policy consulting and health information management services to the global pharmaceutical, biotechnology, medical device and health care industries. Quintiles' contract research services include development services focused on helping its clients through the development and regulatory approval of a new drug or medical device. Quintiles' contract sales services, including sales and specialized marketing support services, focus on helping its clients achieve commercial success for a new product or medical device. Quintiles also offers healthcare policy research and management consulting which emphasize improving the quality, availability and cost-effectiveness of healthcare.

         (c) The Reporting Person's principal business address is 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. The name, business address and present principal occupation of each executive officer and director of the Reporting Person are set forth in Schedule I hereto, which is incorporated herein by reference.

         (d), (e) During the last five years, neither the Reporting Person, nor, to the Reporting Person's best knowledge, any executive officer or director of the Reporting Person has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best of the Reporting Person's knowledge, with the exception of Dennis B. Gillings who has joint citizenship between the United Kingdom and the United States of America; E.G.F. Brown and David F. White, who are both citizens of the United Kingdom; and Ludo J. Reynders, who is a citizen of Belgium, each of the persons listed in Schedule I is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4, as of December 15, 1998, the directors of Envoy and holders of Series B Convertible Preferred Stock, liquidation preference $10.75 per share ("Envoy Preferred Stock"), (together, the "Shareholders") of Envoy, entered into a Stock Voting Agreement with Quintiles, whereby the Shareholders agreed, among other things, to vote their shares in favor of the merger transaction contemplated between Quintiles and Envoy. Other than simultaneously entering into the Agreement and Plan of Merger (as defined in Item 4 hereof) with Envoy, no consideration was paid by Quintiles to Envoy or the Shareholders in connection with the Stock Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) - (j) Quintiles is seeking to acquire the entire equity interest in Envoy pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

         The Agreement and Plan of Merger. On December 15, 1998, Quintiles entered into an Agreement and Plan of Merger (the "Agreement") with QELS Corp., a Tennessee corporation and a wholly-owned subsidiary of Quintiles ("Merger Sub") and Envoy which provides for Merger Sub to merge with and into Envoy (the "Merger"), with Envoy as the surviving corporation. Upon consummation of the Merger, Envoy will become a wholly-owned subsidiary of Quintiles.

         Under the Agreement, each outstanding share of Envoy Common Stock and each outstanding share of Envoy Preferred Stock would be exchanged for 1.166 shares of Quintiles common stock, par value $0.01 per share ("Quintiles Common Stock"). At December 14, 1998, there were 21,574,795 shares of Envoy Common Stock and 2,800,000 shares of Envoy Preferred Stock and Envoy had approximately 3,500,000 outstanding options, which as a result of the Merger will become exercisable for Quintiles Common Stock. Consummation of the Merger is subject to regulatory approvals, and the satisfaction of other customary terms and conditions set forth in the Agreement, including the approval of the shareholders of Quintiles and Envoy. Prior to the respective meetings of the Envoy and Quintiles shareholders, the Agreement may be terminated by Quintiles if Quintiles' stock price rises above $71.50 per share or by Envoy if Quintiles' stock price falls below $40.00 per share for a specified period.

         Pursuant to the Merger Agreement, (i) the charter of Envoy (the "Charter") as in effect immediately prior to the Effective Time (as defined in the Merger Agreement) shall be amended so that Article 5 of such Charter reads in its entirety as follows: "The total number of all classes of stock which the corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $0.01 per share.", and so that Article 7 of such Charter shall be deleted in its entirety; and as so amended, such Charter shall be the Charter of the surviving corporation, (ii) the bylaws of Envoy as in effect immediately prior to the Effective Time will be the bylaws of the surviving corporation, (iii) the directors of Merger Sub serving immediately prior to the Effective Time of the Merger will become the directors of the surviving corporation and (iii) the officers of Merger Sub holding office immediately prior to the Effective Time of the Merger will become the officers of the surviving corporation. Upon completion of the Merger, Quintiles will nominate three Envoy members for election to Quintiles' Board of Directors. In the event the Merger is consummated, Envoy Common Stock (symbol "ENVY") will be delisted from the Nasdaq National Market and any other exchange, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         The Stock Voting Agreement. In connection with the Agreement, the Shareholders entered into a Stock Voting Agreement with Quintiles, whereby the Shareholders agreed, among other things, to vote their Envoy stock (constituting approximately 18% of the total outstanding Envoy Common Stock and Envoy Common Stock Equivalents (as defined below), see Item 5) and any additional shares acquired prior to the consummation of the Merger, in favor of the Merger (the "Stock Voting Agreement").

         Copies of the Agreement and the Stock Voting Agreement are filed as Exhibits A and B, respectively, to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

         Other than as described above in Item 3 and this Item 4, Quintiles has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D (although Quintiles reserves the right to develop such plans.)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Quintiles and each person named in Schedule II may be deemed to be the beneficial owner of 4,514,425 shares of Envoy Common Stock as a result of the Stock Voting Agreement, representing 18.0% of the outstanding Envoy Common Stock, including the Envoy Common Stock Equivalents (as defined below). To best knowledge of Quintiles, none of the persons listed in Schedule I hereto beneficially owns any shares of Envoy Common Stock. The Shareholders together own 1,062,925 shares of Envoy Common Stock, as well as 2,800,000 shares of Envoy Common Stock issuable upon conversion of 2,800,000 shares of Envoy Preferred Stock which may be converted within the next 60 days and 651,500 shares of Envoy Common Stock issuable upon the exercise of options which may be exercised within the next 60 days (the Envoy Preferred Stock and such options together referred to as the "Envoy Common Stock Equivalents"), that are subject to the Stock Voting Agreement. As of December 14, 1998, there were a total of 21,574,795 shares outstanding of Envoy Common Stock. Pursuant to the rules of the Securities and Exchange Commission, the Envoy Common Stock Equivalents are added to the number of shares of Envoy Common Stock outstanding for purposes of computing beneficial ownership.

         (b) Quintiles shares with the Shareholders the power to vote, or direct the vote of the 4,514,425 shares of Envoy Common Stock, including Envoy Common Stock Equivalents owned by the Shareholders which the Shareholders have the right to acquire prior to the Merger. The name, business address, and present principal occupation, if any, of each of the Shareholders are set forth in Schedule II hereto, which is incorporated herein by reference. To the best of the Reporting Person's knowledge, each of the persons listed in Schedule II is a citizen of the United States of America. To the best of the Reporting Person's knowledge, none of the Shareholders have, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) Quintiles entered into the Stock Voting Agreement in connection with the Merger Agreement. See Item 4 hereof. To the best knowledge of Quintiles, none of the persons listed in
                  Schedule I or Schedule II hereto has effected any transactions in Envoy Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 4 and Item 5 hereof, neither Quintiles nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Envoy, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Agreement and Plan of Merger, dated as of December 15, 1998, among Quintiles Transnational Corp., QELS Corp., and Envoy Corporation

Exhibit B Stock Voting Agreement, dated December 15, 1998, between
          Quintiles Transnational Corp. and certain shareholders of Envoy Corporation

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1998
                                  QUINTILES TRANSNATIONAL CORP.



                                  By:    /s/ Rachel R. Selisker
                                         --------------------------------------
                                  Name:  Rachel R. Selisker
                                  Title: Chief Financial Officer and Executive
                                         Vice President Finance

                                   SCHEDULE 1

        DIRECTORS AND EXECUTIVE OFFICERS OF QUINTILES TRANSNATIONAL CORP.


         The name and principal occupation of each executive officer and director of Quintiles Transnational Corp. ("Quintiles") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Quintiles and the address of each person is c/o Quintiles, 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. With the exception of Dennis B. Gillings who has joint citizenship between the United Kingdom and the United States of America; E.G.F. Brown and David F. White, who are both citizens of the United Kingdom; and Ludo J. Reynders, who is a citizen of Belgium, each of the persons listed in
Schedule I is a citizen of the United States of America.

Name                                Present Principal Occupation
----                                ----------------------------

Dennis B. Gillings, Ph.D............Chairman of the Board of Directors and
                                    Chief Executive Officer

Rachel R. Selisker..................Chief Financial Officer,
                                    Executive Vice President Finance and
                                    Director

Robert C. Bishop, Ph.D..............Director
                                    President, Chief Executive Officer and
                                    Director of AutoImmune, Inc., a
                                    biotechnology company
                                    128 Spring Street
                                    Lexington, Massachusetts 02173

Vaughn D. Bryson....................Director
                                    President of Life Science Advisors, LLC, a biopharmaceutical and medical device consulting firm
                                    9589 Valparaiso Court
                                    Indianapolis, Indiana 46286

Santo J. Costa......................President, Chief Operating Officer and
                                    Director

Chester W. Douglass, Ph.D...........Director
                                    Professor and Chairman of the Department of Oral Health Policy and Epidemiology, School of Dental Medicine, Harvard University
                                    188 Longwood Avenue
                                    Boston, Massachusetts 02115

Lawrence S. Lewin...................Chief Executive Officer,
                                    The Lewin Group, and Director

Arthur M. Pappas....................Director
                                    Chairman and Chief Executive Officer of A.M.
                                    Pappas & Associates, LLC, an international management and consulting services company P.O. Box 14112
                                    Research Triangle Park
                                    North Carolina 27709

Ludo J. Reynders, Ph.D..............Chief Executive Officer,
                                    Quintiles CRO, and Director

Name                                Present Principal Occupation
----                                ----------------------------

David F. White......................Chief Executive Officer,
                                    Innovex Limited, and Director

E.G.F. Brown........................Director
                                    Managing Director of Tibbett & Britten Group plc
                                    Ross House, 1 Shirley Road
                                    Windmill Hill, Enfield
                                    Middlesex EN2 65B UNITED KINGDOM

Eric J. Topol, M.D..................Director
                                    Chairman of the Department of Cardiology and co-director of the Heart Center at The Cleveland Clinic Foundation and Director of Joseph J. Jacobs Center for Thrombosis & Vascular Biology
                                    F25, 9500 Euclid Avenue
                                    Cleveland, Ohio 44195

Virginia V. Weldon, M.D.............Director
                                    Director of Center for the Study of American
                                    Business, Washington University
                                    Campus Box 1027 Eliot Hall
                                    Room 300, One Brookings Drive
                                    St. Louis, Missouri 63130-4899

                                   SCHEDULE II

                SHAREHOLDERS SIGNATORY TO STOCK VOTING AGREEMENT


         The name and principal occupation, if any, of each Shareholder who entered into the Stock Voting Agreement with Quintiles are set forth below. Unless otherwise indicated, each occupation set forth opposite a Shareholder's name who is also an executive officer of Envoy refers to employment with Envoy and the address of each person is c/o Envoy, Two Lakeview Place, 15 Century Boulevard, Suite 600, Nashville, Tennessee 37215. Each of these persons is a United States citizen.

Name                                Present Principal Occupation
----                                ----------------------------

General Atlantic Partners 25, L.P...c/o General Atlantic Service Corporation
                                    Three Pickwick Plaza
                                    Suite 200
                                    Greenwich, Connecticut 06830

GAP Coinvestment Partners, L.P......c/o General Atlantic Service Corporation
                                    Three Pickwick Plaza
                                    Suite 200
                                    Greenwich, Connecticut 06830

Fred C. Goad, Jr....................Chairman, Co-CEO, and Director of Envoy

Jim D. Kever........................President, Co-CEO, and Director of Envoy

Kevin M. McNamara...................Senior Vice President, CFO, and
                                    Director of Envoy

Harlan F. Seymour...................Senior Vice President of Corporate Strategy
                                    and Development and Director of Envoy
                                    Business Center International
                                    4860 Cox Road
                                    Suite 200
                                    Glen Allen, Virginia  23060

William E. Ford.....................Managing Member of General Atlantic
                                    Partners US, L.P. and a General Partner of
                                    GAP Coinvestment Partners, L.P.
                                    c/o General Atlantic Service Corporation
                                    Three Pickwick Plaza
                                    Suite 200
                                    Greenwich, Connecticut 06830

Name                                Present Principal Occupation
----                                ----------------------------

W. Marvin Gresham...................Director
                                    Retired
                                    1629 N.W. 24th Street
                                    Gainesville, Florida  32605

Laurence E. Hirsch..................Director
                                    Chairman and CEO of Centrex Corporation
                                    2728 North Harwood
                                    Dallas, Texas  75201

Richard A. McStay...................Director
                                    Retired
                                    1591 Carr Avenue
                                    Memphis, Tennessee  38104

                                  EXHIBIT INDEX

Exhibit A      Agreement and Plan of Merger

Exhibit B      Stock Voting Agreement

                                    EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

                          AGREEMENT AND PLAN OF MERGER


                                      among


                         QUINTILES TRANSNATIONAL CORP.,


                                   QELS CORP.


                                       and


                                ENVOY CORPORATION


                          Dated as of December 15, 1998

                          AGREEMENT AND PLAN OF MERGER


         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and dated as of December 15, 1998 by and among Quintiles Transnational Corp., a North Carolina corporation ("Parent"), QELS Corp., a Tennessee corporation and newly formed, wholly owned subsidiary of Parent ("Merger Sub"), and Envoy Corporation, a Tennessee corporation (the "Company"). Capitalized terms used in this Agreement and not otherwise defined are defined in Section 9.1 below. Except as otherwise specifically stated, references in this Agreement to exhibits are references to the documents attached as exhibits to this Agreement, all of which form a part hereof.


                                   Background

         (a) The respective Boards of Directors of Parent, Merger Sub and the Company have approved and deem it advisable and in the best interests of their respective shareholders for Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement;

         (b) The parties intend that the acquisition be accomplished by a merger of the Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the "Merger");

         (c) The respective Boards of Directors of Parent and the Company have determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and in furtherance of, their respective business strategies and goals;

         (d) The parties intend that the Merger will qualify as a nontaxable reorganization under Section 368(a) of the Code, and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code;

         (e) The parties intend that the transactions contemplated herein qualify for treatment as a pooling of interests pursuant to APB Opinion No. 16; and

         (f) As a condition and an inducement to Parent and Merger Sub entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a Stock Voting Agreement with certain shareholders of the Company in the form of Exhibit A hereto (the "Stock Voting Agreement" and, together with this Agreement, the "Transaction Agreements").

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:


                                    ARTICLE I

                                   THE MERGER

         Section 1.1 THE MERGER. Upon the terms and subject to the conditions contained in this Agreement, and in accordance with the TBCA, at the Effective Time (as defined in Section 1.3 below), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue as the surviving corporation (sometimes referred to in this Agreement as the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Tennessee; and in accordance with Section 48-21-108 of the TBCA, all of the rights, privileges, powers, immunities, purposes and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of Merger Sub and the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

         Section 1.2 CLOSING. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina 27602, at 10:00 a.m., local time, as promptly as practicable (but not later than the second business day) after all of the conditions set forth in Article VII are satisfied or waived, or on such other date and at such other time and place as Parent and the Company shall agree in writing (the date on which the Closing actually occurs being referred to in this Agreement as the "Closing Date").

         Section 1.3 EFFECTIVE TIME. The Merger shall become effective at the time of filing of, or at such later time as is specified in, properly executed articles of merger (the "Articles of Merger"), in the form required by and executed in accordance with the TBCA, filed with the Secretary of State of the State of Tennessee in accordance with the TBCA. Such filing shall be made contemporaneously with, or immediately after, the Closing. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Merger shall become effective.

         Section 1.4 CHARTER AND BYLAWS. The Charter of the Company as in effect immediately prior to the Effective Time shall be amended at the Effective Time so that Article 5 of such Charter reads in its entirety as follows: "The total number of all classes of stock which the corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $0.01 per share.", and so that
Article 7 of such Charter shall be deleted in its entirety; and as so amended, such

Charter shall be the Charter of the Surviving Corporation until thereafter amended in accordance with applicable Law. From and after the Effective Time, the Bylaws of the Company in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

         Section 1.5 DIRECTORS AND OFFICERS. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Charter or Bylaws of the Surviving Corporation or as otherwise provided by applicable Law. From and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Charter or Bylaws of the Surviving Corporation or as otherwise provided by applicable Law.


                                   ARTICLE II

                              CONVERSION OF SHARES

         Section 2.1 CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of Company Common Stock (as defined below) or any shares of capital stock of Merger
Sub:

         (a) Each share of Common Stock of the Company, no par value per share ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled pursuant to Section 2.1(d) hereof) shall be converted into the right to receive
1.166 validly issued, fully paid and nonassessable shares of Common Stock of Parent, par value $0.01 per share ("Parent Common Stock").

         (b) Each share of Series B Convertible Preferred Stock, liquidation preference $10.75 per share ("Company Series B Preferred Stock," and together with the Company Common Stock and the Company's Series A Convertible Preferred Stock, no par value per share, the "Company Capital Stock"), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series B Preferred Stock to be canceled pursuant to Section 2.1(d) hereof) shall be converted into the right to receive 1.166 validly issued, fully paid and nonassessable shares of Parent Common Stock (together with the consideration per share of Company Common Stock specified in Section 2.1(a) above, the "Merger Consideration," and as applied to any single share of Company Capital Stock on the basis and in the amount specified in Section 2.1(a) above and this Section 2.1(b), as the case requires, the "Per Share Merger Consideration").

         (c) Each share of Common Stock of Merger Sub, no par value per share ("Merger Sub Common Stock"), issued and outstanding immediately prior to the Effective Time shall be converted into one duly issued, validly authorized, fully paid and nonassessable share of Common Stock, no par value per share, of the Surviving Corporation.

         (d) All shares of Company Capital Stock that are owned by the Company as treasury stock and any shares of Company Capital Stock that are owned by Parent or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

         (e) Shares of Company Capital Stock converted pursuant to Section 2.1(a) or Section 2.1(b) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented such outstanding shares (the "Certificates") shall cease to have any rights as shareholders of the Company, except the right to receive the corresponding Per Share Merger Consideration specified therein for each such share.

         (f) If between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or similar transaction, or if Parent pays an extraordinary dividend or distribution, the number of shares of Parent Common Stock to be issued in the Merger shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, or similar transaction or extraordinary dividend or distribution.

         Section 2.2 EXCHANGE PROCEDURES.

         (a) Parent shall designate a bank or trust company to act as exchange agent hereunder (the "Exchange Agent"). From time to time as necessary after the Effective Time, Parent shall deliver, in trust, to the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this
Article II through the Exchange Agent, certificates evidencing the shares of Parent Common Stock issuable pursuant to Sections 2.1(a) and 2.1(b) above in exchange for outstanding Certificates.

         (b) As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Certificates (i) a form of letter of transmittal (in customary form) specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (ii) instructions for use in surrendering such Certificates in exchange for the corresponding Per

Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) that number of shares of Parent Common Stock equal to the product of the corresponding Per Share Merger Consideration multiplied by the number of shares of Company Common Stock or Company Series B Preferred Stock (as the case requires) represented by the surrendered Certificate, and (B) any amounts to which the holder is entitled pursuant to Section 2.3 hereof after giving effect to any required tax withholdings, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.2(b), each Certificate (other than certificates representing shares to be canceled pursuant to Section 2.1(d) above) shall be deemed from and after the Effective Time to represent only the right to receive the corresponding Per Share Merger Consideration upon such surrender. In no event will the holder of any such surrendered Certificate be entitled to receive interest on any cash to be received in the Merger. Neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Capital Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

         (c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue the corresponding Per Share Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

         Section 2.3 DIVIDENDS; TRANSFER TAXES; WITHHOLDING. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof who became such on or after the Effective Time, shall be paid to any Person entitled by reason of the Merger to receive certificates representing shares of Parent Common Stock, until such Person shall have surrendered its Certificate(s) as provided in
Section 2.2 above. Subject to applicable Law, there shall be paid to each Person receiving a certificate representing such shares of Parent Common Stock, at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such Certificate and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender. In no event shall the Person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of Parent Common Stock is to be paid to or issued in a name other than that in which the

Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of such certificate representing shares of Parent Common Stock and the distribution of such cash payment in a name other than that of the registered holder of the Certificate so surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of a Certificate such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code or any provision of state, local or foreign tax law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

         Section 2.4 FRACTIONAL SHARES.

                  (a) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates; no dividend or distribution with respect to shares shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent.

                  (b) In lieu of any such fractional shares, each holder of record of Company Capital Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Sections 2.1(a) or 2.1(b) (or would be entitled but for this Section 2.4) and (ii) the average of the closing sale prices for the Parent Common Stock on the Nasdaq National Market, as reported in The Wall Street Journal, Northeast edition, for each of the ten consecutive trading days ending on the fifth complete trading day prior to the Closing Date (not counting the Closing Date).

                  (c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Capital Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Capital Stock entitled to receive such cash.

         Section 2.5 UNDISTRIBUTED PARENT COMMON STOCK. Any portion of the certificates representing shares of Parent Common Stock issuable upon conversion of Company Capital Stock pursuant to Section 2.1(a) or 2.1(b) hereof, together with any dividends or distributions payable in respect thereof pursuant to
Section 2.3 hereof, which remains
undistributed to the former holders of Company Capital Stock for six months after the Effective Time shall be delivered to Parent, upon its request, and any such former holders who have not theretofore surrendered their Certificates to the Exchange Agent in compliance with this Article II shall thereafter look only to Parent for payment of their claims for such shares of Parent Common Stock and any dividends or distributions with respect to such shares of Parent Common Stock (in each case, without interest thereon).

         Section 2.6  OPTIONS.

         (a) As soon as practicable following the date of this Agreement, the Company's Board of Directors (or, if appropriate, any committee administering the Option Plans (as defined below)) shall adopt such resolutions or take such other actions as may be required to effect the following: (i) cause all options to purchase shares of Company Common Stock (collectively "Options") granted by the Company under the Company's stock option plans listed in Section 2.6 of the Company Disclosure Schedule (collectively, the "Option Plans") that remain outstanding immediately prior to the Effective Time to be assumed automatically by Parent and converted automatically to entitle the holder thereof to subscribe to, purchase or acquire from Parent, on the same terms and conditions as applied under such Option immediately prior to the Effective Time (subject to the acceleration of vesting to the extent provided under the corresponding Option Agreements and/or employment agreements), the number of shares of Parent Common Stock which equals the product of the corresponding Per Share Merger Consideration times the number of shares of Company Common Stock subject to such Option immediately prior to the Effective Time (rounded to the nearest whole share), at an exercise price per share of Parent Common Stock equal to the exercise price per share of Company Common Stock then specified with respect to such Option divided by the corresponding Per Share Merger Consideration (rounded to the nearest whole cent); provided, however, in the event of any Option which is an incentive stock option as defined in Section 422 of the Code, the aggregate adjusted exercise price of such Option and the number of shares to which such Option is exercisable shall be computed in compliance in all respects with the requirements of Section 424(a) of the Code, including the requirements that such adjustments not confer on the holder of any Option any additional benefits not currently provided under the corresponding Option Plan; (ii) make such other changes to the Option Plans as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld); (iii) ensure that no action is taken to cash out or redeem Options prior to the Effective Time; and (iv) ensure that, after the Effective Time, no Options may be granted under any Option Plan. As promptly as practicable after the Effective Time, Parent shall issue to each holder of an Option a written instrument evidencing its assumption by Parent.

         (b) Parent and the Company shall take all corporate action necessary to effectuate the assumption of the Options as set forth in Section 2.6(a) above, and Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery thereunder. Promptly (and in no event later than 20 calendar days) after the Effective Time, Parent shall file a Registration Statement on Form S-8 (or any successor form) under the Securities Act with respect to all shares of Parent Common Stock subject to Options that may be registered on a Form S-8.

         Section 2.7 NO FURTHER RIGHTS; CLOSING OF TRANSFER BOOKS. All shares of Parent Common Stock issued pursuant to this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the corresponding shares of Company Capital Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Capital Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Capital Stock shall thereafter be made. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration (or dividends or distributions in respect thereof pursuant to Section 2.3 hereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.3 in respect of such Certificate would otherwise escheat to or become the property of any Government Entity), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

         Section 2.8 FURTHER ASSURANCES. If, at any time after the Effective Time, Parent shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to or under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Parent and Merger Sub as follows, subject to the exceptions and qualifications set forth in the Company Disclosure Schedule dated as of the date of this Agreement and delivered as a separate document (the "Company Disclosure Schedule"), each section of which qualifies only the corresponding numbered representation(s) and warranty(ies) and no others:

         Section 3.1 ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and has the corporate power and authority to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

         Section 3.2 CHARTER AND BYLAWS. True, correct and complete copies of the Charter, Bylaws and equivalent Organizational Documents, all as amended to date, of the Company and each of its Subsidiaries have been made available to Parent. The Charter, Bylaws and equivalent Organizational Documents of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of its Organizational Documents.

         Section 3.3  CAPITALIZATION.

         (a) The authorized capital stock of the Company consists of 48,000,000 shares of Company Common Stock and 12,000,000 shares of Preferred Stock, no par value (the "Company Preferred Stock"). As of December 14, 1998, (i) 21,574,795 shares of Company Common Stock were issued and outstanding and no shares were held in the treasury of the Company, (ii) 2,800,000 shares of Company Series B Preferred Stock were issued and outstanding, (iii) 4,800,000 shares of Series A Preferred Stock were reserved for issuance in connection with the rights (the "Company Rights") issued pursuant to the Rights Agreement dated as of June 1, 1995 (as amended from time to time, the "Company Rights Agreement"), and (iv) 3,524,776 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Options. All of the issued and outstanding shares of Company Capital Stock have been validly issued and are fully paid and nonassessable, and none are subject to preemptive rights.

         (b) Except as described in Section 3.3(a): (i) no shares of capital stock or other equity securities of the Company are authorized, issued or outstanding, or reserved for issuance, and there are no options, warrants or other rights (including registration rights) or Contracts to which the Company or any of its Subsidiaries is a party relating to the issued or unissued capital stock or other equity interests of the Company or any of its Subsidiaries, requiring the Company or any of its Subsidiaries to grant, issue or sell any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries by sale, lease, license or otherwise; (ii) neither the Company nor any of its Subsidiaries has any obligation, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests, of any Person which would be material in value to the Company; and (iv) there are no voting trusts, proxies or other agreements or understandings to or by which the Company or any of its Subsidiaries is a party or is bound with respect to the voting of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries.

         Section 3.4 COMPANY SUBSIDIARIES. Section 3.4 of the Company Disclosure Schedule sets forth a list of each Subsidiary of the Company. Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of the Company has the corporate power and authority to carry on its business as it is now being conducted. Each Subsidiary of the Company is duly qualified as a foreign corporation authorized to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. All of the outstanding shares of capital stock or other equity interests in each of the Company's Subsidiaries have been validly issued, are fully paid and nonassessable, and are owned by the Company or another Subsidiary of the Company free and clear of all Encumbrances, and none are subject to preemptive rights. Neither the Company nor any of its Subsidiaries has any equity or similar interest in any other Person (other than the Company's investments in its Subsidiaries).

         Section 3.5 CORPORATE AUTHORITY.

         (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of the Merger by the Company's shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by its Board of Directors and, subject to the approval of the Merger by the Company's shareholders, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the

Company of this Agreement and the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, constitutes a valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms. The preparation and filing of the Proxy Statement (as defined in Section 3.16 below) to be filed with the SEC has been duly authorized by the Board of Directors of the Company. The Board of Directors of the Company has approved and adopted this Agreement and the Stock Voting Agreement and the transactions contemplated hereby and thereby pursuant to the TBCA, and recommended approval thereof by the Company's shareholders.

         (b) The affirmative vote of the holders of a majority of the shares of Company Common Stock and Company Series B Preferred Stock outstanding on the record date for the Company Shareholder Meeting, voting together as a class, and the affirmative vote of a majority of the shares of Company Series B Preferred Stock outstanding on the record date for the Company Shareholder Meeting, voting separately as a class, are the only votes of the holders of any class or series of the Company's capital stock necessary to approve the Merger. No vote of the holders of any class or series of the Company's capital stock is necessary to approve this Agreement or consummate any transaction contemplated hereby other than the Merger. The Company has taken all steps necessary to exempt the transactions contemplated by the Transaction Agreements irrevocably from any applicable "fair price," "moratorium," "control share acquisition," "interested shareholder" or other anti-takeover Law (however styled), including without limitation the Tennessee Investor Protection Act, the Tennessee Business Combination Act, the Tennessee Control Share Acquisition Act and the Tennessee Authorized Corporate Protection Act, and from any applicable Organizational Document or Contract to which the Company is a party containing any change of control, "anti-takeover" or similar provision.

         (c) The Company and the Board of Directors of the Company have taken all action necessary to amend, and have amended, the Rights Plan in the form attached as Exhibit B.

         Section 3.6 COMPLIANCE WITH APPLICABLE LAW. (i) Each of the Company and its Subsidiaries holds, and is in compliance with the terms of, all permits, licenses, exemptions, orders and approvals of all Governmental Entities necessary for the conduct of their respective businesses as currently conducted ("Company Permits"), except for failures to hold or to comply with such Company Permits which could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) with respect to the Company Permits, no action or proceeding is pending or, to the knowledge of the Company, threatened in writing, and no fact exists or event has occurred that is expected, individually or in the aggregate, to have a Company Material Adverse Effect; (iii) the business of the Company and its Subsidiaries has been and is being conducted in compliance with all applicable Laws, including without limitation all Laws concerning privacy and/or data protection, except for violations or failures to so comply that could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; (iv) no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the knowledge of the Company, threatened in writing, other than, in each case, those which could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; and (v) neither the Company nor any of its Subsidiaries have received any written communication in the past two years from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any applicable Law.

         Section 3.7 NON-CONTRAVENTION. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require any notice or consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any Contract binding upon the Company or any of its Subsidiaries, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Organizational Documents of the Company or any of its Subsidiaries, or (iii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and
(iii), any such violation, conflict, default, right, loss or Encumbrance that if occurring, or any such notice or consent if not given or obtained, could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

         Section 3.8 GOVERNMENT APPROVALS; REQUIRED CONSENTS. No filing or registration with, or authorization, consent or approval of, any Governmental Entity or any other third party is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or is necessary for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) except: (i) approval of this Agreement by the Company's shareholders pursuant to the TBCA, (ii) the filing with the SEC of the Proxy Statement (as defined in Section 3.16 below) and such reports under the Exchange Act and any applicable state securities or "blue sky" Laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of a notification under the HSR Act, (iv) the filing of Articles of Merger with the Secretary of State of the State of Tennessee, (v) the consents, approvals, authorizations, permits, filings and notifications listed in Section 3.8 of the Company Disclosure Schedule and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

         Section 3.9 SEC DOCUMENTS AND OTHER REPORTS. The Company has filed various reports, schedules, forms, statements and other documents (which are publicly available) with the SEC pursuant to applicable federal securities Laws from January 1, 1997 to the date of this Agreement (the "Company SEC Documents"), and the Company SEC Documents constitute all of the documents required to have been filed by the Company pursuant to such Laws for such period. As of their respective dates, or if amended, as of the date of the last such amendment, the Company SEC Documents complied, and all documents required to be filed by the Company with the SEC after the date hereof and prior to the Effective Time (the "Subsequent Company SEC Documents") will comply, in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Company SEC Documents contained when filed, and the Subsequent Company SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. Except to the extent information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents (including any and all financial statements included therein) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents when filed fairly presented, and those included in the Subsequent Company SEC Documents when filed will fairly present, and the Company's unaudited consolidated financial statements for the eleven
(11) month period ended November 30, 1998 (the "Company Interim Balance Sheet Date") which are included in the Company Disclosure Schedule (the "Company Interim Financial Statements") fairly present, the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein) and have been prepared in conformity with GAAP (except, in the case of unaudited statements, (i) as permitted by Form 10-Q of the SEC, and (ii) with respect to those for October and November 1998, as specified in Section 3.9 of the Company Disclosure Schedule) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since December 31, 1997, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as have been required by GAAP.

         Section 3.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Company SEC Documents, from December 31, 1997 (the "Company Balance Sheet Date") to the date of this Agreement, the

Company and its Subsidiaries have conducted their respective businesses and operations in the ordinary and usual course consistent with past practice, except for such business and operations as have not resulted and could not reasonably be expected to result in a Company Material Adverse Effect, and there has not occurred (i) any event, condition or occurrence having or that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) having or which reasonably could be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or distribution of any kind by the Company on any class of its capital stock or any repurchase for value by the Company of any of its capital stock (except upon the cashless exercise of Options); (iv) any split, combination or reclassification of any Company Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock; (v) any material increase in the compensation payable or to become payable by the Company or any Subsidiary to any of its directors, officers or key employees or the creation of or any material increase in any bonus, insurance, pension, severance or other employee benefit plan, payment or arrangement made to, for or with any such director, officer or key employee, other than in the ordinary course of business consistent with past practice;
(vi) any labor dispute, other than routine matters none of which has had, or reasonably could be expected to have, a Company Material Adverse Effect; (vii) any entry by the Company or any of its Subsidiaries into any commitment or transaction (including, without limitation, any borrowing or capital expenditure) material (individually or in the aggregate) to the Company or its Subsidiaries other than in the ordinary course of business; (viii) any material elections with respect to Taxes by the Company or any of its Subsidiaries or settlement or compromise by the Company or any of its Subsidiaries of any material Tax liability or refund; (ix) any change by the Company or its Subsidiaries in accounting methods, principles or practices except as required by concurrent changes in GAAP; (x) any Contract to take any action described in this Section 3.10; or (xi) any event during the period from the Company Balance Sheet Date through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1 hereof.

         Section 3.11 ACTIONS AND PROCEEDINGS. Except as set forth in the Company SEC Documents, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of the Company, any of the Company's or its Subsidiaries' current or former directors or officers (during the period served as such) or any other person whom the Company or any of its Subsidiaries has agreed to indemnify, as such. Except as set forth in the Company SEC Documents, there are no material (individually or in the aggregate) actions, suits or legal, administrative, regulatory or arbitration proceedings pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of the Company, any of the Company's or its Subsidiaries' current or former directors or officers or any other person whom the Company or any of its Subsidiaries has agreed to indemnify, as such; nor is there any reasonable basis for any such action, suit or proceeding that, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

         Section 3.12 ABSENCE OF UNDISCLOSED LIABILITIES. Except for liabilities or obligations which are accrued or reserved against on the balance sheet (or reflected in the notes thereto) included in the Company Interim Financial Statements, neither the Company nor any of its Subsidiaries has any material (individually or in the aggregate) liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than liabilities or obligations incurred in the ordinary course of business since the Company Interim Balance Sheet Date or liabilities under this Agreement.

         Section 3.13 CERTAIN CONTRACTS AND ARRANGEMENTS. Except for agreements listed as exhibits to any Company SEC Document deposited for filing and filed with the SEC in 1998, none of the Company or any of its Subsidiaries is a party to any: (a) employment agreement; (b) collective bargaining agreement; (c) Contract relating to the borrowing of money in excess of $5,000,000 by the Company or any Subsidiary or the guaranty of any obligation for the borrowing of money by the Company or any Subsidiary; (d) Contract which purports to limit in any material respect the manner in which, or the localities in which, the Company or any of its Subsidiaries is entitled to conduct all or any material portion of the business of the Company or any of its Subsidiaries; or (e) Contract of any sort, other than in the ordinary course of business, which (i) is not terminable by the Company or a Subsidiary, as applicable, on ninety (90) or fewer days' notice at any time without penalty and contemplates the receipt or payment by the Company or a subsidiary of more than $1,000,000, (ii) contemplates any joint venture, partnership or similar arrangement extending beyond six (6) months or involving equity or investments of more than $500,000, or (iii) is otherwise material to the Company and its Subsidiaries taken as a whole. There is not, under any of the aforesaid obligations, any default or event of default by the Company or other event which (with or without notice, lapse of time or both) would constitute a default or event of default by the Company or any of its Subsidiaries except for defaults or other events which, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.

         Section 3.14 TAXES. (i) The Company and each of its Subsidiaries has filed all federal, and all material state, local, foreign and provincial tax returns, declarations, statements, reports, schedules, bonus and information returns and any amendments to any of the preceding ("Tax Returns") required to have been filed on or prior to the date hereof, or appropriate extensions therefor have been properly obtained, and such Tax Returns are in all material respects true, correct and complete; (ii) all federal, state, local, foreign and provincial taxes of any kind and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto ("Taxes") shown to be due on such Tax Returns either (x) have been timely paid or (y) extensions for payment have been properly obtained or such Taxes are being timely and properly contested and, in either case, adequate reserves pursuant to GAAP have been established on the Company's consolidated financial statements with respect thereto; (iii) the Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes; (iv) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes or Tax Returns; (v) any Tax Returns of the Company and its Subsidiaries covering periods through the Company's fiscal year ended December 31, 1994 relating to federal income Taxes have been examined by the Internal Revenue Service ("IRS"), and Section 3.14 of the Company Disclosure Schedule sets forth all pending audits, examinations or claims by any taxing authority of any Tax Returns; (vi) except as have been advanced in pending audits or examinations listed in Section 3.14 of the Company Disclosure Schedule, no claims that have been communicated in writing to the Company by a taxing authority in connection with the examination of any federal or material state Tax Returns of the Company and its Subsidiaries are currently pending; (vii) all deficiencies asserted or assessments made as a result of any examination of such Tax Returns by any taxing authority have been paid in full or are being timely and properly contested and proper accruals pursuant to GAAP have been established on the Company's consolidated financial statements with respect thereto; (viii) except for the potential liability for Taxes of the affiliated groups listed in Section 3.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person other than the Company and its Subsidiaries (a) under Treasury Regulations
Section 1.1502-6 (or any similar provision of applicable Law), (b) as a transferee or successor, or (c) by virtue of any express or implied agreement or otherwise; (ix) neither the Company nor any of its Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code other than the affiliated group of which the Company is the common parent corporation; (x) none of the property owned or used by the Company or its Subsidiaries is subject to a tax benefit transfer lease executed in accordance with Section 168(f)(8) of the Internal Revenue Code of 1954, as amended by the Economic Recovery Act of 1981; (xi) none of the property owned by the Company or its Subsidiaries is "tax exempt use property" within the meaning of Section 168(h) of the Code; (xii) none of the Company or its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under any circumstances could obligate any of the Company or its Subsidiaries to make any payments that will not be deductible under either Section 162(m) or
Section 280G of the Code (or cause the Company or any of its Subsidiaries to incur a payment to reimburse a person for a tax imposed under Code

Section 4999); (xiii) none of the Company or its Subsidiaries is a party to any Tax allocation agreement, any Tax sharing agreement, or any Tax indemnity agreement; and (xiv) the Company has no reason to believe that any conditions exist that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

         Section 3.15  INTELLECTUAL PROPERTY.

         (a) The Company or one of its Subsidiaries owns or has the right to use all Intellectual Property (as defined in Section 3.15(f) below) material to the operation of the business of the Company and its Subsidiaries as currently conducted or to products or services currently under development by the Company or any of its Subsidiaries (collectively, "Material Intellectual Property"), and has the right to use, license, sublicense or assign the same without material liability to, or any requirement of consent from, any other person or party. All Material Intellectual Property is either owned by the Company or its Subsidiaries free and clear of all Encumbrances or is used pursuant to a license agreement; each such license agreement is valid and enforceable and in full force and effect; neither the Company nor any of its Subsidiaries is in material default thereunder; and to the knowledge of the Company, no corresponding licensor is in material default thereunder. None of the Material Intellectual Property infringes or otherwise conflicts with any Intellectual Property or other right of any Person; there is no pending or, to the knowledge of the Company, threatened (in writing) litigation, adversarial proceeding, administrative action or other challenge or claim relating to any Material Intellectual Property; there is no outstanding judgment, order, writ, injunction or decree relating to any Material Intellectual Property; to the knowledge of the Company, there is currently no infringement by any Person of any Material Intellectual Property; and the Material Intellectual Property owned, used or possessed by the Company or its Subsidiaries is sufficient and adequate to conduct the business of the Company and its Subsidiaries to the full extent as such business is currently conducted.

         (b) The Company and each of its Subsidiaries has taken reasonable steps to protect, maintain and safeguard its respective Material Intellectual Property, including any Material Intellectual Property for which improper or unauthorized disclosure would impair its value or validity materially, and has executed and required appropriate nondisclosure agreements and made appropriate filings and registrations in connection with the foregoing.

         (c) The Company or one of its Subsidiaries is the sole and exclusive owner of all Owned Software (as defined in Section 3.15(f) below) that is required to conduct the businesses of the Company and its Subsidiaries to the extent such businesses are currently conducted, including, without limitation, the products and services currently under development by the Company or any of it Subsidiaries. Set forth in Section 3.15(c) of the Company Disclosure Schedule is a true and complete list of all material Owned Software of the Company or any of its Subsidiaries. All of the Owned Software of the Company and any of its Subsidiaries is Year 2000 Compliant (as defined in Section 3.15(f) below). Set forth in Section 3.15(c) of the Company Disclosure Schedule is a true and complete list of all material Third Party Software (as defined in Section 3.15(f) below) used by the Company or any of its Subsidiaries. To the Company's knowledge, all material Third Party Software currently used by the Company or any of its Subsidiaries is Year 2000 Compliant.

         (d) The Company or one of its Subsidiaries is the sole and exclusive owner of all Owned Databases (as defined in Section 3.15(f) below) that are required to conduct the businesses of the Company and its Subsidiaries to the extent such businesses are currently conducted, including, without limitation, the products and services currently under development by the Company or any of its Subsidiaries. Set forth in Section 3.15(d) of the Company Disclosure
Schedule is a true and complete list of all material Owned Databases of the Company or any of its Subsidiaries. All of the Owned Databases of the Company or any of its Subsidiaries are Year 2000 Compliant. Set forth in Section 3.15(d) of the Company Disclosure Schedule is a true and complete list of all material Third Party Databases (as defined in Section 3.15(f) below) used by the Company or any of its Subsidiaries. To the Company's knowledge, all material Third Party Databases currently used by the Company or any of its Subsidiaries are Year 2000 Compliant.

         (e) No material confidential or trade secret information of the Company or any of its Subsidiaries has been provided to any Person except subject to written confidentiality agreements, except for any such disclosure which has not resulted and could not reasonably be expected to result in a Company Material Adverse Effect.

         (f) As used in this Section 3.15:

                  (i) "Databases" means and includes all compilations of data and all related documentation and written narratives of all procedures used in connection with the collection, processing and distribution of data contained therein, together with information that describes the attributes of certain data and such data's relationship to other data, including, without limitation, (A) whether the data must be numerical, alphabetic, or alphanumeric, (B) range or type limitations of the data, (C) one-to-one, one-to-many, or many-to-many relationships with other data, (D) file layouts, and (E) data formats.

                  (ii) "Intellectual Property" means all rights, privileges and priorities provided under applicable Law relating to intellectual property, whether registered or unregistered, including without limitation all (i) (a) inventions, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, developments, technology, mask works, and confidential information, new and useful improvements thereof and know-how relating thereto, whether or not patented or eligible for patent protection; (b) copyrights and copyrightable works, including computer applications, programs,

Software, Databases and related items; (c) trademarks, service marks, trade names, brand names, product names, corporate names, logos and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; and (d) trade secrets, data and other confidential information; and
(ii) all registrations, applications, recordings, and licenses or other similar agreements related to the foregoing;

                  (iii) "Owned Databases" means all Databases other than Third Party Databases.

                  (iv) "Owned Software" means all Software other than Third Party Software.

                  (v) "Software" means and includes all computer programs, whether in source code, object code or other form (including without limitation any embedded in or otherwise constituting part of a computer hardware device), algorithms, edit controls, methodologies, applications, flow charts and any and all systems documentation (including, but not limited to, data entry and data processing procedures, report generation and quality control procedures), logic and designs for all programs, and file layouts and written narratives of all procedures used in the coding or maintenance of the foregoing.

                  (vi) "Third Party Databases" means Databases licensed or leased to the Company or any of its Subsidiaries by third parties.

                  (vii) "Third Party Software" means Software licensed or leased to the Company or its Subsidiaries by third parties, including commonly available "shrink wrap" software copyrighted by third parties.

                (viii) "Year 2000 Compliant" means, when used with respect to any Software or Database, that such Software or Database will accept, receive, input, calculate, compare, sort, store, extract, sequence, and otherwise process data inputs and date values, and return and display date values, in a correct and accurate manner, without interruption or abnormal end of process, regardless of the dates used, whether before, on, or after January 1, 2000, for any date value or values in the twentieth or twenty-first centuries.

         Section 3.16 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION STATEMENT. None of the information supplied or to be supplied by the Company for inclusion in (i) the Registration Statement on Form S-4 to be filed with the SEC under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in connection with the Merger (the "Registration Statement") or (ii) the joint proxy statement/prospectus to be distributed in connection with the Company's meeting of shareholders to vote upon this Agreement and the Parent's meeting of shareholders to vote upon the issuance of shares of Parent Common Stock in the Merger (pursuant to the applicable rules of the Nasdaq Stock Market)

(the "Proxy Statement") will, in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the initial mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of each of the Company Shareholder Meeting and the Parent Shareholder Meeting (as defined in Section 6.5 below), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. As of the date of its initial mailing and as of the date of each of the Company Shareholder Meeting and the Parent Shareholder Meeting, the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made or incorporated by reference in the Proxy Statement based upon information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

         Section 3.17  EMPLOYEE BENEFIT PLANS; ERISA.

         (a) Section 3.17 of the Company Disclosure Schedule sets forth the name of each Company Plan (as defined below) and of each bonus, deferred compensation (together with a list of participants therein), incentive compensation, profit sharing, salary continuation (together with a list of participants therein), employee benefit, fringe benefit, stock purchase, stock option, employment, severance, termination, golden parachute, consulting or supplemental retirement plan or agreement (collectively, the "Benefit Plans"), true copies of which have heretofore been made available to Parent. The Company has also delivered to Parent true, complete and correct copies of (1) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (2) the two most recent annual reports on Form 5500 (including all schedules and attachments thereto) filed with the IRS with respect to each Benefit Plan (if any such report was required by applicable Law), (3) the most recent summary plan description (or similar document) for each Benefit Plan for which such a summary plan description is required by applicable Law or was otherwise provided to plan participants or beneficiaries and (4) each trust agreement and insurance or annuity contract or other funding or financing arrangement relating to any Benefit Plan. Each Company Plan and Benefit Plan has been administered in all material respects in accordance with its terms and complies in all material respects with ERISA, the Code and all other applicable Laws. All contributions to, and payments from, the Benefit Plans that may have been required to be made in accordance with the terms of the Benefit Plans, any applicable collective bargaining agreement and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made. All such contributions to, and payments from, the Benefit Plans, except those payments to be made from a trust qualified under Section 401(a) of the Code, for any period ending before the Effective Time that are not yet, but will be, required to be made, will be properly accrued and reflected in the balance sheet included in the Company Interim Financial Statements. No "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Company Plan for which the 30-day notice requirement has not been waived (other than with respect to the transactions contemplated by this Agreement); neither the Company nor any of its ERISA Affiliates has withdrawn from any Company Plan under Section 4063 of ERISA or Company Multiemployer Plan (as defined below) under Section 4203 or 4205 of ERISA or has taken, or is currently considering taking, any action to do so; and no action has been taken, or is currently being considered, to terminate any Company Plan subject to Title IV of ERISA. No Company Plan, nor any trust created thereunder, has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. As of the most recent valuation date for each Company Plan that is a "defined benefit plan" (as defined in Section 3(35) of ERISA (hereinafter a "Defined Benefit Plan")), there was not any amount of "unfunded benefit liabilities" (as defined in Section 4001(a)(18) of ERISA) under such Defined Benefit Plan, and the Company is not aware of any facts or circumstances that would materially change the funded status of any such Defined Benefit Plan. The Company has furnished to Parent the most recent actuarial report or valuation with respect to each Defined Benefit Plan. The information supplied to the plan actuary by the Company and any ERISA Affiliate (as defined below) for use in preparing those reports or valuations was complete and accurate in all material respects and the Company has no reason to believe that the conclusions expressed in those reports or valuations are incorrect. Neither the Company nor any ERISA Affiliate has (a) engaged in a transaction described in Section 4069 of ERISA that could subject the Company to liability at any time after the date hereof or
(b) acted in a manner that could, or failed to act so as to, result in material fines, penalties, taxes or related charges under (x) Section 502(c)(i)(1) of ERISA, (y) Section 4071 of ERISA or (z) Chapter 43 of the Code. There are no material (individually or in the aggregate) actions, suits or claims pending or, to the knowledge of the Company, threatened in writing (other than routine claims for benefits) with respect to any Company Plan or Benefit Plan. Neither the Company nor any of its ERISA Affiliates has incurred or could reasonably be expected to incur any material liability under or pursuant to Title IV of ERISA that has not been satisfied in full. To the knowledge of the Company, no material non-exempt prohibited transactions described in Section 406 of ERISA or
Section 4975 of the Code have occurred. All Company Plans that are intended to be qualified under Section 401(a) of the Code have received a favorable determination letter as to such qualification from the IRS, and no event has occurred, either by reason of any action or failure to act, which could be expected to cause the loss of any such qualification, and the Company is not aware of any reason why any Company Plan and Benefit Plan is not so qualified in operation. The Company has delivered to Parent (i) a copy of the most recent determination letter received with respect to each Company Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter and (ii) a list of all Company Plan amendments as to which a favorable determination letter has not yet been received. None of the Company, any of its ERISA Affiliates or, to the knowledge of the Company, any trustee, administrator or other fiduciary of any Benefit Plan or any agent of any of the foregoing has engaged in any transaction or acted in a manner that could, or has failed to act so as to, subject the Company, any such ERISA Affiliate or any trustee, administrator or other fiduciary to any material liability for breach of fiduciary duty under ERISA or any other applicable law. Neither the Company nor any of its ERISA Affiliates knows or has been notified by any Company Multiemployer Plan that such Company Multiemployer Plan is currently in reorganization or insolvency under and within the meaning of Section 4241 or 4245 of ERISA or that such Company Multiemployer Plan intends to terminate or has been terminated under Section 4041A of ERISA. As used herein: (i) "Company Plan" means (x) a "pension plan" (as defined in Section 3(2) of ERISA, other than a Company Multiemployer Plan) or a "welfare plan" (as defined in Section 3(l) of ERISA) established or maintained by the Company or any Person that, together with the Company, is treated as a single employer under Section 414(b),
(c), (m) or (o) of the Code (each, an "ERISA Affiliate") or to which the Company or any of its ERISA Affiliates has contributed in the last six years or otherwise may have any liability; and (ii) "Company Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability.

         (b) The consummation of the transactions contemplated by the Transaction Agreements will not, either alone or in combination with any other event that is reasonably likely to occur, (A) entitle any current or former director, officer or employee of the Company or any of its ERISA Affiliates to severance pay, golden parachute payments, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such director, officer or employee.

         (c) The list of welfare plans in Section 3.17 of the Company Disclosure Schedule discloses whether each welfare plan is (i) unfunded, (ii) funded through a "welfare benefit fund", as such term is defined in Section 419(e) of the Code, or other funding mechanism or (iii) insured. Each such welfare plan may be amended or terminated without material liability to the Company at any time after the Effective Time. The Company and its ERISA Affiliates comply in all material respects with the applicable requirements of Section 4980B(f) of the Code with respect to each Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code.

         Section 3.18 ENVIRONMENTAL MATTERS.

         (a) No Person (including any Governmental Entity) has asserted against the Company or any of its Subsidiaries any written requests, claims or demands for damages, costs, expenses or causes of action arising out of (i) the emission, disposal, discharge or other release or threatened release of any hazardous substance, pollutant or contaminant (in each case, as defined in or governed by any applicable Law) or any other substance the release, disposal, treatment or storage of which is regulated under applicable Law (all of the foregoing, collectively, "Hazardous Substances") in connection with or related to any past or present facilities, properties or assets owned, leased or operated by the Company or any of its Subsidiaries currently or in the past (collectively, the "Company Facilities"), or (ii) any actual or alleged injury to human health or the environment by reason of the current condition or operation of the Company Facilities, or past conditions and operations or activities on the Company Facilities.

         (b) Neither the Company nor any Subsidiary is subject to any pending, or to the knowledge of the Company, threatened (in writing) actions for damages, costs or expenses or to any demands, claims, losses, administrative proceedings, enforcement actions, or investigations in any case relating to or arising from the generation, emission, disposal, discharge, release or threatened release, treatment, or storage of any Hazardous Substance associated with the Company Facilities or the Company's or any of its Subsidiaries' operations.

         (c) The Company and its Subsidiaries hold, and are in material compliance with, all permits and approvals of Government Entities required under applicable Law to operate all Company Facilities, except when the failure to hold such permits and approvals would not result in a Company Material Adverse Effect.

         (d) There is no environmental condition, situation or incident on, at or concerning any Company Facility or the Company's or any of its Subsidiaries' operations that has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Company.

         Section 3.19 AFFILIATE TRANSACTIONS. Except as set forth in the Company SEC Documents, there are no material Contracts or other material transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or of any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of any class of the voting securities of the Company or (iii) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

         Section 3.20 OPINION OF FINANCIAL ADVISOR. The Company has received the written opinion of Morgan Stanley & Co. Incorporated ("Morgan Stanley") to the effect that the consideration to be received in the Merger by the holders of Company Capital Stock is fair to such holders from a financial point of view. A true, correct and complete copy of the written opinion delivered by Morgan Stanley, which opinion shall be included in the Proxy Statement, as well as a true and correct copy of the Company's engagement of Morgan Stanley, have been delivered to Parent by the Company.

         Section 3.21 BROKERS. Other than Morgan Stanley, no broker, finder or financial advisor retained by the Company is entitled to any brokerage, finder's or other fee or commission from the Company in connection with the transactions contemplated by this Agreement.

         Section 3.22 POOLING. The Company does not know of any reason why the Merger will not qualify as a pooling of interests transaction under APB Opinion No. 16. Neither the Company nor any of its Subsidiaries nor, to its knowledge, any of its affiliates has taken or agreed to take any action that (without giving effect to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests transaction under APB 16.

         Section 3.23 ACCOUNTS RECEIVABLE. All accounts receivable of the Company and its Subsidiaries, whether or not reflected in the Company's consolidated financial statements, represent in all material respects sales made in the ordinary course of business, and the reserves shown on the Company's consolidated financial statements have been established in accordance with GAAP, consistently applied, and are considered by management of the Company to be adequate.

                                   ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

         Parent and Merger Sub jointly and severally represent and warrant to the Company as follows, subject to the exceptions and qualifications set forth in the Parent Disclosure Schedule dated as of the date of this Agreement and delivered as a separate document (the "Parent Disclosure Schedule"), each section of which qualifies only the corresponding numbered representation(s) and warranty(ies) and no others:

         Section 4.1 ORGANIZATION AND GOOD STANDING. (i) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, (ii) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee, and (iii) each of Parent and Merger Sub has the corporate power and authority to carry on its business as it is now being conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate a Parent Material Adverse Effect.

         Section 4.2 ARTICLES OF INCORPORATION AND BYLAWS. True, correct and complete copies of the Articles of Incorporation and Charter, respectively, and Bylaws, each as amended to date, of Parent and Merger Sub have been made available to the Company. The Articles of Incorporation and Charter, respectively, and Bylaws of Parent and Merger Sub are in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its Organizational Documents.

         Section 4.3  CAPITALIZATION.

         (a) The authorized capital stock of Parent consists of (i) 200,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 25,000,000 shares of Preferred Stock, $0.01 par value per share ("Parent Preferred Stock"). As of the date of this Agreement, (w) 77,952,919 shares of Parent Common Stock were issued and outstanding, (x) no shares of Parent Preferred Stock were issued or outstanding, (y) 5,006,106 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding stock options, and (z) 3,474,250 shares of Parent Common Stock issuable upon conversion of Parent's outstanding 4 1/4% Convertible Subordinated Notes due May 31, 2000. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, no par value per share. As of the date of this Agreement, 100 shares of Merger Sub Common Stock were issued and outstanding, all of which are owned by Parent. All of the issued and outstanding shares of Parent Common Stock and Merger Sub Common Stock have been validly issued and are fully paid and nonassessable, and none are subject to preemptive rights. The shares of Parent Common Stock to be issued in connection with the Merger have been duly authorized and, when so issued, will be fully paid and nonassessable, and will not be subject to preemptive rights.

         (b) Except as described in subsection (a) above, (i) no shares of capital stock or other equity securities of Parent or Merger Sub are authorized, issued or outstanding, or reserved for issuance, and there are no options, warrants or other Contracts to which Parent is a party requiring Parent to grant, issue or sell any shares of the capital stock or other equity interests of Parent by sale, lease, license or otherwise; and (ii) Parent has no obligation, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of Parent.

         Section 4.4 CORPORATE AUTHORITY.

         (a) Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by their respective Boards of Directors, and no other corporate action on the part of Parent or Merger Sub (other than the approval of the issuance of shares of Parent Common Stock in the Merger by the holders of not less than a majority of Parent's Common Stock voted in accordance with the Nasdaq Stock Market rules) is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub, constitutes a valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms. The preparation and filing of the Registration Statement to be filed with the SEC has been duly authorized by the Board of Directors of Parent. The respective Boards of Directors of Parent and Merger Sub have approved and adopted this Agreement and the transactions contemplated hereby pursuant to the North Carolina Business Corporations Act and the TBCA, respectively, and the Board of Directors of Merger Sub recommended approval thereof by its sole shareholder.

         (b) Prior to execution and delivery of this Agreement, the Board of Directors of Parent (at a meeting duly called and held) determined to recommend to the Company's shareholders that they approve the issuance of shares of Parent Common Stock in the Merger, as required by the applicable rules of the Nasdaq Stock Market. Such approval is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the Merger or the transactions contemplated by this Agreement.

         Section 4.5 NON-CONTRAVENTION. The execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require any notice or consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any Contract binding upon Parent or Merger Sub, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or Merger Sub, (ii) conflict with or result in any violation of any provision of the Organizational Documents of Parent or Merger Sub, or (iii) conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Encumbrance that if occurring, or any such notice or consent that if not given or obtained, could not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

         Section 4.6 GOVERNMENT APPROVALS; REQUIRED CONSENTS. No filing or registration with, or authorization, consent or approval of, any Governmental Entity or any other third party is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or is necessary for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) except: (i) approval by Parent's shareholders pursuant to the applicable rules of the Nasdaq Stock Market, (ii) the filing with the SEC of the Registration Statement and such reports under the Exchange Act, and any applicable state securities or "blue sky" Laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of a notification under the HSR Act, (iv) the filing of Articles of Merger with the Secretary of State of the State of Tennessee, (v) the consents, approvals, authorizations, permits, filings and notifications listed in Section 4.6 of the Parent Disclosure Schedule and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make could not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

         Section 4.7 SEC DOCUMENTS AND OTHER REPORTS. Parent has filed various reports, schedules, forms, statements and other documents (which are publicly available) with the SEC pursuant to applicable federal securities Laws from January 1, 1997 to the date of this Agreement (the "Parent SEC Documents"), and the Parent SEC Documents constitute all of the documents required to have been filed by Parent pursuant to such Laws for such period. As of their respective dates, or if amended, as of the date of the last such amendment, the Parent SEC Documents complied, and all documents required to be filed by Parent with the SEC after the date hereof and prior to the Effective Time ("Subsequent Parent SEC Documents") will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Parent SEC Documents contained when filed, and the Subsequent Parent SEC Documents will not contain when filed, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. Except to the extent information contained in any Parent SEC Document has been revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents (including any and all financial statements included therein) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents when filed fairly presented, and those included in the Subsequent Parent SEC Documents when filed will fairly present, the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein) and have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since December 31, 1997, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as have been required by GAAP.

         Section 4.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Parent SEC Documents, since December 31, 1997, Parent has conducted its business and operations in the ordinary and usual course consistent with past practice, and there has not occurred (i) any event, condition or occurrence having or that could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or (ii) any declaration, setting aside or payment of any dividend or distribution of any kind by Parent or Merger Sub on any class of its capital stock.

         Section 4.9 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION STATEMENT. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion in (i) the Registration Statement or (ii) the Proxy Statement will, in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the initial mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of each of the Company Shareholder Meeting and the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement, as of its effective date, will comply as to form in all material respects with the requirements of the Securities

Act. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any statement made or incorporated by reference in the Registration Statement based upon information supplied by or in behalf of the Company for inclusion or incorporation by reference therein.

         Section 4.10 INTERIM OPERATIONS OF THE MERGER SUBSIDIARY. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

         Section 4.11 COMPLIANCE WITH LAWS. The business of Parent and Merger Sub has been and is being conducted in compliance with all applicable Laws, except for violations or failures to so comply that could not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect; and no investigation or review by any Governmental Entity with respect to Parent or Merger Sub is pending or, to the knowledge of Parent, threatened in writing, other than, in each case, those which could not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

         Section 4.12 ACTIONS AND PROCEEDINGS. Except as set forth in the Parent SEC Documents, there are no outstanding orders, judgments, injunctions, awards or decrees of any Government Entity against Parent or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of Parent, any of Parent's or its Subsidiaries' current or former directors or officers (during the period served as such) or any other person whom the Company or any of its Subsidiaries has agreed to indemnify, as such. Except as set forth in the Parent SEC Documents, there are no material (individually or in the aggregate) actions, suits or legal, administrative, regulatory or arbitration proceedings pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries, any of their properties, assets or business, or, to the knowledge of Parent, any of Parent's or its Subsidiaries' current or former directors or officers or any other person whom Parent or any of its Subsidiaries has agreed to indemnify, as such; nor is there any reasonable basis for any such action, suit or proceeding that, individually or in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect.

         Section 4.13 ABSENCE OF UNDISCLOSED LIABILITIES. Except for liabilities or obligations which are accrued or reserved against on the most recent balance sheet (or reflected in the notes thereto) included in the Parent SEC Documents, neither Parent nor any of its Subsidiaries has any material (individually or in the aggregate) liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than liabilities or obligations incurred in the ordinary course of business since the date of such balance sheet or liabilities under this Agreement.

         Section 4.14 BROKERS. Other than Goldman, Sachs & Co. ("Goldman"), the fees and expenses of which will be paid by Parent, no broker, finder or financial advisor retained by the Parent is entitled to any brokerage, finder's or other fee or commission from Parent in connection with the transactions contemplated by this Agreement. A true and correct copy of Parent's engagement letter with Goldman has been delivered to the Company by Parent.

         Section 4.15 POOLING. Parent does not know of any reason why the Merger will not qualify as a pooling of interests transaction under APB Opinion No. 16. Neither Parent nor any of its Subsidiaries nor, to its knowledge, any of its affiliates has taken or agreed to take any action that (without giving effect to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests transaction under APB 16.


                                    ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

         Section 5.1 CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. From the date of this Agreement to the Effective Time, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld or delayed), or as set forth in Section 5.1 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, the Company shall conduct, and shall cause each of its Subsidiaries to conduct, its business only in the ordinary and usual course consistent with past practice, and the Company shall use, and shall cause each of its Subsidiaries to use, reasonable efforts to preserve intact the present business organization, keep available the services of its present officers and key employees, and preserve its existing relationships with customers, suppliers, licensors, licensees, distributors and other having business dealings with them. In addition, without limiting the generality of the foregoing, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld or delayed), as set forth in
Section 5.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time the Company shall not, nor shall it permit any of its Subsidiaries to:

         (a) (i) amend its Organizational Documents, (ii) split, combine or reclassify any shares of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property on any class of its capital stock, or (iv) directly or indirectly redeem or otherwise acquire (except for deemed acquisitions upon cashless exercises of Options) any shares of its capital stock, including without limitation the Series B Preferred

Stock, or shares of the capital stock of any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

         (b) authorize for issuance, issue (except upon (i) the exercise of stock options or warrants outstanding on the date of this Agreement and in accordance with their present terms, or (ii) conversion of shares of Company Series B Preferred Stock outstanding on the date of this Agreement and in accordance with the Company's Charter, as amended), deliver, grant or sell or agree to issue or sell any shares of, or rights to acquire or convertible into any shares of, its capital stock or shares of the capital stock of any of its Subsidiaries (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise);

         (c) (i) merge, combine or consolidate with another Person, (ii) acquire or purchase an equity interest in or a substantial portion of the assets of another Person or otherwise acquire any material assets outside the ordinary course of business and consistent with past practice or otherwise enter into any material Contract, commitment or transaction outside the ordinary course of business and consistent with past practice or (iii) sell, lease, license, waive, release, transfer, encumber or otherwise dispose of any of its material assets outside the ordinary course of business consistent with past practice;

         (d) (i) other than in connection with existing credit facilities or replacements thereof, incur, assume or prepay any indebtedness, obligations or liabilities in excess of $500,000 (individually or in the aggregate) other than in each case in the ordinary course of business consistent with past practice,
(ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person other than a Subsidiary of the Company, in each case other than in the ordinary course of business consistent with past practice, (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to any Subsidiary of the Company, or (iv) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries;

         (e) except as set forth in Section 5.1(e) of the Company Disclosure Schedule, pay, satisfy, discharge or settle any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business consistent with past practice or pursuant to mandatory terms of any Company Contract in effect on the date hereof;

         (f) modify or amend, or waive any benefit of, any non-competition agreement to which the Company or any of its Subsidiaries is a party;

         (g) authorize or make capital expenditures in excess of $200,000 individually, or in excess of $1,000,000 in the aggregate except for those projects set forth in Section 5.1 of the Company Disclosure Schedule;

         (h) permit any insurance policy naming the Company or any Subsidiary of the Company as a beneficiary or a loss payee to be cancelled (other than due to circumstances beyond the Company's control) or terminated other than in the ordinary course of business;

         (i) (i) adopt, enter into, terminate or amend (except as may be required by applicable Law) any employee plan, Contract or other Company Plan for the current or future benefit or welfare of any director, officer or employee of the Company or any of its Subsidiaries, (ii) except in the ordinary course of business consistent with past practice, increase in any manner the compensation, fringe benefits, severance or termination pay of, or pay any bonus to, any director, officer or employee of the Company or any of its Subsidiaries; or (iii) other than pursuant to Section 2.6 hereof, take any action to fund or in any other way secure, or to accelerate or otherwise remove restrictions with respect to, the payment of compensation or benefits under any employee plan, agreement, contract, arrangement or other Company Plan;

         (j) make any material change in its accounting or tax policies or procedures, except as required by applicable Law or to comply with GAAP;

         (k) take any action that (without giving effect to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests;

         (l) amend the Company Rights Agreement, redeem the Company Rights or take any action with respect to, or make any determination under, the Company Rights Agreement; or

         (m) enter into any Contract with respect to any of the foregoing or authorize any of, or commit or agree to take any of, the foregoing actions.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

         Section 6.1 ACCESS AND INFORMATION. Each party hereto shall (and shall cause its Subsidiaries and its and their respective officers, directors, employees, auditors and agents to) afford to the other party and to such other party's officers, employees, financial advisors, legal counsel, accountants, consultants and other representatives (except to the extent not permitted under applicable Law as advised by counsel) reasonable access during normal business hours throughout the period prior to the Effective Time to all of its books and records and its properties, plants and personnel and, during such period, shall furnish promptly to the other party a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities Laws and all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by applicable Law, each party hereto agrees that it shall, and it shall cause its Subsidiaries and its and their respective officers, directors, employees, auditors and agents to, hold in confidence all non-public information so acquired and to use such information solely for purposes of effecting the transactions contemplated by this Agreement as set forth in the Confidentiality Agreement executed by Parent and Company dated December 1998 (the "Confidentiality Agreement"). Without limiting the generality of the foregoing, the Company shall, within two business days of request therefor, provide to Parent the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act and any information to which a holder of Company Common Stock would be entitled under Section 48-26-102 of the TBCA (assuming such holder met the requirements of such section).

         Section 6.2 NO SOLICITATION.

         (a) Prior to the Effective Time, the Company agrees that it shall not, nor shall it authorize and permit its Subsidiaries or affiliates to, nor shall it authorize or permit any director, officer, employee or agent of, or any investment banker, attorney or other advisor or, representative of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or the acquisition of all or any significant part of the assets or capital stock of the Company or any Subsidiary of the Company (an "Acquisition Transaction") or (ii) negotiate, explore or otherwise engage in discussions with any Person (other than Parent and its representatives) with respect to any Acquisition Transaction, or which may reasonably be expected to lead to a proposal for an Acquisition Transaction or enter into any Contract or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, that prior to receipt of the approval of this Agreement and the transactions contemplated hereby by the shareholders of the Company, the Company may, to the extent required by the fiduciary obligations of the Company's Board of Directors, as determined in good faith by it based on the advice of outside counsel, in response to any such proposal for an Acquisition Transaction that was not solicited by the Company and that did not otherwise result from a breach or a deemed breach of this Section 6.2(a), and subject to compliance with Section 6.2(c), (x) furnish information with respect to the Company to the Person making such proposal pursuant to a confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement and (y) participate in negotiations regarding such proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any executive officer of the Company or any of its Subsidiaries or any affiliate, director or investment banker, attorney or other advisor or representative of the Company or any of its Subsidiaries, whether or not such person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 6.2(a) by the Company.

         (b) Neither the Company's Board of Directors nor any committee thereof shall (i) withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company's Board of Directors or any such committee of this Agreement or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Transaction or (iii) approve or recommend any Acquisition Transaction; provided, however, that the Company's Board of Directors may take any action specified in (i), (ii) or (iii) in the event that prior to the approval of this Agreement and the transactions contemplated hereby by the shareholders of the Company, (x) the Company's Board of Directors determines in good faith, after it has received a Superior Proposal as defined below and after it has received advice from outside counsel that the failure to do so would result in a reasonable possibility that the Company's Board of Directors would breach its fiduciary duty under applicable law, (y) the Company has notified the Parent in writing of the determination set forth in clause (x) above, and (z) at least five calendar days following receipt by Parent of any notice referred to in clause (y) such Superior Proposal remains a Superior Proposal and the Company's Board of Directors has again made the determination in clause (x) above; and further provided that neither the Company, its Board of Directors, nor any committee thereof shall take any action specified in clause (i), (ii) or
(iii) above without first terminating this Agreement pursuant to Section 8.1(e). As used herein, "Superior Proposal" means a bona fide, written and unsolicited proposal or offer (including a new or unsolicited proposal received by the Company after the execution of this Agreement from a Person whose initial contact with the Company may have been solicited by the Company or its representatives prior to the execution of this Agreement) made by any Person or group (other than Parent or any of its Subsidiaries) with respect to an Acquisition Transaction on terms which the Board of Directors of the Company determines in good faith, and in the exercise of reasonable judgement (based on the advice of independent financial advisors and outside legal counsel), to be reasonably capable of being consummated and to be superior from a financial point of view to the holders of Company Common Stock than the transactions contemplated hereby, taking into consideration all elements of the transactions contemplated hereby including, without limitation, the non-taxable element of said transactions (based on the written opinion, with only customary qualifications, of the Company's financial advisor).

         (c) The Company agrees that, as of the date hereof, it, its Subsidiaries and affiliates, and the respective directors, officers, employees, agents and representatives of the foregoing, shall immediately cease and cause to be terminated any existing activities, discussions and negotiations with any Person (other than Parent and its representatives) conducted heretofore with respect to any Acquisition Transaction. The Company agrees to advise Parent promptly orally and in writing of any inquiries or proposals received by, any such information requested from, and any requests for negotiations or discussions sought to be initiated or continued with, the Company, its Subsidiaries or affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a Person (other than Parent and its representatives) with respect to an Acquisition Transaction or that reasonably could be expected to lead to any Acquisition Transaction, and the identity of the Person making such proposal for an Acquisition Transaction or inquiry. The Company shall keep Parent reasonably informed of the status including any change to the material terms of any such proposal for an Acquisition Transaction or inquiry.

         Section 6.3 THIRD-PARTY STANDSTILL AGREEMENTS. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party.

         Section 6.4  REGISTRATION STATEMENT AND PROXY STATEMENT.

         (a) As promptly as practicable, Parent and the Company shall in consultation with each other prepare and file with the SEC the joint Proxy Statement and Registration Statement in preliminary form. Each of the Company and Parent shall use reasonable efforts to have the Proxy Statement cleared by the SEC and the Registration Statement declared effective as soon as practicable. The Company shall furnish Parent with all information concerning the Company and the holders of its capital stock and shall take such other action Parent may reasonably request in connection with the Registration Statement and the issuance of shares of Parent Common Stock in connection with the Merger. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, any Subsidiary of the Company, Parent or any Subsidiary of Parent, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, such party promptly shall inform the other thereof and take appropriate action in respect thereof.

         (b) The Company shall use reasonable efforts to cause to be delivered to Parent a letter from Ernst & Young LLP, the Company's independent public accountants, dated a date within two business days before the date on which the Registration Statement shall become effective (and thereafter brought down to a date within two business days of the Closing Date) and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

         (c) Parent shall use reasonable efforts to cause to be delivered to the Company a letter from Arthur Andersen LLP, Parent's independent public accountants, dated a date within two business days before the date on which the Registration Statement shall become effective (and thereafter brought down to a date within two business days of the Closing Date) and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

         Section 6.5 SHAREHOLDER APPROVAL.

         (a) Subject to Section 6.2, the Company, acting through its Board of Directors, shall (i) promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of the holders of Company Common Stock for the purpose of voting to approve this Agreement and the transactions contemplated hereby (the "Company Shareholder Meeting"), and, (ii) recommend approval and adoption of this Agreement and the transactions contemplated hereby to the shareholders of the Company and include in the Proxy Statement such recommendation and (iii) take all reasonable action to solicit and obtain such approval.

         (b) Parent, acting through its Board of Directors, shall promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of the holders of Parent Common Stock for the purpose of voting to approve the issuance of shares of Parent Common Stock in the Merger, as required by the applicable rules of the Nasdaq Stock Market (the "Parent Shareholder Meeting"), and recommend approval for that purpose, include such recommendation in the Proxy Statement, and take all reasonable action to solicit and obtain such approval.

         (c) Each of Parent and the Company shall cause the definitive Proxy Statement to be mailed to its respective shareholders as soon as practicable following the date on which the Proxy Statement is cleared by the SEC and the Registration Statement is declared effective; provided, however, that all mailings to either party's shareholders in connection with the Merger, including without limitation the Proxy Statement, shall be subject to the prior review, comment and written approval of the other party, which such other party shall not withheld or delay unreasonably.

         Section 6.6 AFFILIATES. Prior to the mailing date of the Proxy Statement, the Company shall cause to be prepared and delivered to Parent a list (reasonably satisfactory to counsel for Parent) identifying each Person who, at the time of the Company Shareholder Meeting, may be deemed to be an "affiliate" of the Company, as such term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Company Rule 145 Affiliates"). The Company shall use reasonable efforts to cause each Person who is identified as a Company Rule 145 Affiliate in such list to deliver to Parent as soon as possible, and not later than the mailing date for the Proxy Statement, a written agreement, substantially in the form of Exhibit C hereto.

         Section 6.7 COMBINED COMPANY FINANCIAL STATEMENTS. Parent shall use reasonable efforts to file a Form 8-K with the SEC within thirty (30) days after the end of the first full calendar month after the Effective Time to publish financial results covering at least thirty (30) days of combined operations of Parent and the Surviving Corporation.

         Section 6.8 REASONABLE EFFORTS.

         (a) Upon the terms and subject to the conditions herein provided and applicable legal requirements, each of the parties hereto agrees to use reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable Laws to ensure that the conditions set forth in Article VII are satisfied and to consummate and make effective the transactions contemplated by this Agreement; provided, however, that the Company shall not, without Parent's prior written consent, and Parent shall not be required to, divest or hold separate or otherwise take or commit to take any other similar action with respect to any assets, businesses or product lines of Parent, the Company or any of their respective Subsidiaries.

         (b) Subject to the proviso to Section 6.8(a) hereof, each of the parties shall use reasonable efforts to obtain as promptly as practicable all consents, waivers, approvals, authorizations or permits of, or registration or filing with or notification to (any of the foregoing being a "Consent"), of any Governmental Entity or any other Person required in connection with, and waivers of any violations, defaults or breaches that may be caused by, the consummation of the transactions contemplated by the Transaction Agreements. In connection with and without limiting the foregoing, the Company and the Company's Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any Transaction Agreement or any transaction contemplated thereby and (ii) if state takeover statute or similar Law becomes applicable to any Transaction Agreement or any transaction contemplated thereby, take all action necessary to ensure that the Merger and such other transaction may be consummated as promptly as practicable on the terms contemplated by the Transaction Agreements.

         (c) Each party hereto shall inform the other promptly of any material communication from the SEC, the United States Federal Trade Commission, the United States Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by the Transaction Agreements. If any party hereto or any affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by the Transaction Agreements, then such party shall use reasonable efforts to cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

         (d) Without limiting the generality of the foregoing and subject to the proviso to Section 6.8(a) hereof, Parent and the Company will use their respective reasonable efforts to obtain all authorizations or waivers required under the HSR Act to consummate the transactions contemplated by the Transaction Agreements, including, without limitation, making all filings with the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") required in connection therewith (the initial filing to occur no later than ten business days following the execution and delivery of this Agreement) and responding as promptly as practicable to all inquiries received from the DOJ or FTC for additional information or documentation. Each of Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ.

         (e) The parties hereto intend the Merger to qualify as a reorganization under Section 368(a) of the Code. Each of the parties hereto shall, and shall cause its respective Subsidiaries to, and shall use reasonable efforts to cause its respective affiliates to, use its and their respective reasonable efforts to cause the Merger to so qualify. No party hereto nor any affiliate thereof shall take any action prior to or after the Effective Time that would cause the Merger not to qualify under these Sections of the Code, and the parties hereto shall take the position for all purposes that the Merger qualifies as a reorganization under such Sections of the Code.

         Section 6.9 PUBLIC ANNOUNCEMENTS. Parent and the Company shall consult with each other before issuing any press releases or making any public statement with respect to the transactions contemplated by the Transaction Agreements and shall not issue any such press release or such public statement prior to such consultation and without the approval of the other (which approval shall not unreasonably be withheld), except as may be required by applicable law or obligations pursuant to any listing agreement with any national securities exchange.

         Section 6.10 DIRECTORS' AND OFFICERS' INDEMNIFICATION; INSURANCE.

         (a) Parent and the Company agree that all rights to indemnification and exculpation now existing in favor of any employee, agent, director or officer of the Company and its Subsidiaries (the "Indemnified Parties"), as provided in their respective Charters or Bylaws and their respective Indemnification Agreements, shall survive the Merger and shall continue in full force and effect for a period of four (4) years after the Effective Time; provided that in the event any claim or claims are asserted or made within such four (4) year period, all rights to indemnification in respect of any such claim shall continue until final disposition of such claim. Parent hereby agrees, effective as of the Effective Time, to guarantee the Company's indemnification and exculpation obligations existing in favor of the Indemnified Parties, as provided in the Company's and its Subsidiaries' respective applicable Charters or Bylaws and their respective Indemnification Agreements, for the period of time set forth under this Section 6.10(a).

         (b) Parent agrees that from and after the Effective Time, the Surviving Corporation shall cause the policies of director and officer liability insurance maintained by the Company on the date hereof and listed in Section 6.10 of the Company Disclosure Schedule to be maintained in effect for the period of time directors and officers are entitled to indemnification under Section 6.10(a) above; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties, provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that that the Surviving Corporation shall not be required to pay an annual premium in excess of 150% of the last annual premium paid by the Company prior to the date hereof (the "Maximum Amount") (which premium is set forth in Section 6.10 of the Company Disclosure Schedule), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.10 for the Maximum Amount, it shall obtain as much comparable insurance as possible for an annual premium equal to the Maximum Amount.

         (c) In the event Parent merges or is acquired in a transaction in which it is not the surviving corporation, or if Parent sells substantially all of its assets, Parent will cause proper provision to be made in such transaction so that Parent's successor or acquiror will assume the obligations set forth in Sections 6.10(a) and (b) above. The parties agree that the Company's directors and officers are the third party beneficiaries of, and entitled to enforce, the provisions of this Section 6.10.

         Section 6.11 EXPENSES. Except as otherwise set forth in Sections 8.2(b) and 8.2(c), each party hereto shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby.

         Section 6.12 LISTING APPLICATION. Parent shall use reasonable efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement in the Merger to be listed for trading on the Nasdaq National Market.

         Section 6.13 SUPPLEMENTAL DISCLOSURE. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and
(ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.13 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article VII of this Agreement or otherwise limit or affect the remedies available hereunder to any party.

         Section 6.14 POOLING OF INTERESTS. Each of the Company and Parent will use reasonable efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by each of the Company's and Parent's independent public accountants, and by the SEC, respectively, and each of the Company and Parent agrees that it will not voluntarily take any action that would cause such accounting treatment not to be obtained.

         Section 6.15 TRANSFER TAXES. All stock transfer, real estate transfer, documentary, stamp, recording and other similar taxes (including interest, penalties and additions to any such Taxes) ("Transfer Taxes") incurred in connection with the transactions contemplated by this Agreement shall be paid by the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any returns with respect to such Transfer Taxes.

         Section 6.16 BOARD OF DIRECTORS. As soon as practicable after the Effective Time, Parent shall cause Fred C. Goad, Jim D. Kever and William F. Ford to be designated as members of Parent's Board of Directors, such designations to be effective as of the first meeting of Parent's Board of Directors subsequent to the Effective Time. Parent also shall cause Fred C. Goad, Jim D. Kever and William F. Ford to be nominated for positions on Parent's Board of Directors at the first meeting of Parent's shareholders subsequent to the Effective Time, with at least one such nomination to be for a three-year term and at least one for a two-year term. Parent shall take any and all action necessary to cause seats to be available on its Board of Directors to enable Parent to satisfy its commitments under this Section 6.16.

         Section 6.17  CONTINUING EMPLOYEES.

         (a) For a period of one (1) year following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide benefits to continuing employees of the Company and its Subsidiaries ("Continuing Employees") that, in the aggregate, are no less favorable than the benefits provided, in the aggregate, to similarly situated employees of Parent. Notwithstanding the foregoing, nothing in this Section 6.17 shall require (i) the continuation of any benefit plan of any variety or prevent the amendment or termination thereof (subject to the provision, in the aggregate, of the benefits as provided in the preceding sentence) or (ii) Parent or the Surviving Corporation to continue or maintain the employment of any Continuing Employee.

         (b) With respect to any benefits plans of Parent or its Subsidiaries in which the Continuing Employees participate after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use reasonable efforts to:
(i) waive any limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plan in which such employees may be eligible to participate after the Effective Time (provided, however, that no such waiver shall apply to a pre-existing condition of any Continuing Employee who was, as of the Effective Time, excluded from participation in a Company benefit plan by nature of such pre-existing condition), (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time during the year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such employees may be eligible to participate after the Effective Time, and (iii) recognize all service of the Continuing Employees with the Company for all purposes (including without limitation purposes of eligibility to participate, vesting credit, entitlement for benefits, and benefit accrual) in any benefit plan in which such employees may be eligible to participate after the Effective Time, except to the extent such treatment would result in duplicative accrual of benefits for the same period of service. For one (1) year from the Effective Time, Parent either shall (i) cause the Company's health and dental insurance plan to remain in effect in substantially its form as of the Effective Time (which maintenance shall be deemed to satisfy Parent's obligation pursuant to the preceding sentence with respect to benefits of the character covered by such plan) or (ii) hold each Continuing Employee covered by such plan as of the Effective Time harmless against any increase in standard monthly premium expenses for family, dependent or employee coverage (as applicable immediately prior to the Effective Time) incurred by such Continuing Employee on account of Parent's substitution of a different plan providing benefits of substantially the same character.

         (c) Except (i) for cause or (ii) upon the approval of a majority of the members of a committee of Parent's Board of Directors comprised of the three Company representatives named in Section 6.16 above and two other members of Parent's Board of Directors designated by its Chairman, Parent shall not terminate the employment of any Continuing Employee listed on Section 6.17 of the Company Disclosure Schedule prior to the corresponding date specified adjacent to such Continuing Employee's name thereon. In the event that one of the Company representatives is unable to serve, the two remaining Company representatives may either (a) choose the fifth member of the committee from Parent's Board of Directors, or (b) reduce the size of the committee to three members, comprised of the two remaining Company representatives and one other member of Parent's Board of Directors designated by its Chairman.

         6.18 RESIGNATIONS. The Company has caused each officer and director of the Company or any of its Subsidiaries requested by Parent to do so to resign from each such position on or prior, and effective not later than, the Effective Time.


                                   ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

         Section 7.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

         (a) SHAREHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved and adopted by (i) the requisite vote (as described in Section 3.5(b)) of the shareholders of the Company in accordance with applicable Law, and (ii) the requisite vote of the shareholders of Parent in accordance with the applicable rules of the Nasdaq Stock Market.

         (b) GOVERNMENT APPROVALS. All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Government Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would have a Material Adverse Effect on Parent or the Surviving Corporation or would materially impair the operations of the Surviving Corporation, assuming the Merger had taken place, shall have been obtained, shall have been made or shall have occurred.

         (c) HSR ACT. The waiting period under the HSR Act shall have expired or been terminated.

         (d) REGISTRATION STATEMENT. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated by the SEC.

         (e) POOLING OF INTERESTS. Parent and the Company shall have received letters from each of Arthur Andersen LLP and Ernst & Young LLP, each dated the date of the Proxy Statement and addressed to Parent and the Company, stating that the Merger should be treated as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board.

         (f) NO INJUNCTION. No Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced, entered, or initiated proceedings to secure any Law (whether temporary, preliminary or permanent, (collectively, "Restraints")) which has or reasonably could be expected to have the effect of making any of the Transaction Agreements illegal or otherwise prohibiting or impairing consummation of the Merger materially; provided, however, that each of the parties hereto shall have used its respective reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

         (g) NASDAQ. The Parent Company Stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

         Section 7.2 CONDITIONS TO OBLIGATION OF PARENT AND MERGER SUB TO EFFECT THE MERGER. The obligation of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by Parent:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company that are qualified with reference to materiality shall be true and correct, and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made at and as of the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

         (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

         (c) MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no event or occurrence which has had or reasonably could be expected to have a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

         (d) COMPANY AFFILIATE AGREEMENTS. Parent shall have received the written agreements, substantially in the form of Exhibit C hereto, from the Company Rule 145 Affiliates described in Section 6.6 above.

         (e) CONSENTS UNDER AGREEMENTS. The Company shall have obtained the consent or approval of each Person (other than the Governmental Entities referred to in Section 7.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any Contract, as reflected (or required to be reflected) in Section 3.7 of the Company Disclosure Schedule, except where the failure to obtain the same would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect or Company Material Adverse Effect (as the Surviving Corporation).

         (f) TAX OPINION. Parent shall have received an opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. ("Smith Anderson"), counsel to Parent, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368 of the Code. The issuance of such opinion shall be conditioned on the receipt by such tax counsel of representation letters from each of Parent and Merger Sub, the Company and certain shareholders of the Company, in each case, in form and substance reasonably satisfactory to Smith Anderson. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

         (g) EMPLOYMENT AGREEMENTS. Each of Jim D. Kever and N. Stephen Ober shall have executed and delivered to Parent an amendment to his respective employment agreement with the Company as in effect on the date of this Agreement to reflect and embody the changes described on Exhibits D-1 and D-2, respectively, in a mutually satisfactory form.

         (h) RESIGNATIONS. Each officer and director of the Company or any of its Subsidiaries requested by Parent to do so shall have resigned from each such position on or prior to, and effective not later than, the Effective Time.

         (i) AMENDMENT TO EMPLOYMENT AGREEMENTS. Each employee of the Company listed in Section 7.2(i) of the Parent Disclosure Schedule shall have executed and delivered to Parent an amendment to his or her respective employment agreement with the Company as in effect on the date of this Agreement such that
(i) such employee shall be entitled from the date of such amendment until the Effective Time, at his election, to terminate such employment agreement and his employment thereunder by written notice to the Company, and thereupon to receive all benefits to which he would have been entitled had he been terminated by the Company without cause immediately following a "Change of Control" (as defined therein), and (ii) his entire right to receive compensation, benefits or other value in connection with a Change of Control (as so defined) shall be terminated and eliminated as of the Effective Time, unless exercised before the Effective Time pursuant to clause (i) above. Notwithstanding the above, in no event is this paragraph (i) intended in any manner to adversely impact the employee's right, title and interest in the accelerated vesting of such Employee's stock options.

         (j) 401(K) PLAN. If requested by Parent to do so, the Company shall have taken all action necessary to cause the termination of the Company's 401(k) plan and to direct (i) the distribution of such plan's assets in lump sum form to the plan's participants, or (ii) the plan administrator to effect a direct roll over of the plan's assets.

         Section 7.3 CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE MERGER. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Company:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Merger Sub that are qualified with reference to materiality shall be true and correct, and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made on and as of the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Financial Officer of Parent to such effect.

         (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND MERGER SUB. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Financial Officer of Parent to such effect.

         (c) MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no event or occurrence which has had or reasonably could be expected to have a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by the Chief Financial Officer of Parent to such effect.

         (d) TAX OPINION. The Company shall have received an opinion of Bass, Berry & Sims PLC ("BB&S"), counsel to the Company, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368 of the Code. The issuance of such opinion shall be conditioned on the receipt by such tax counsel of representation letters from each of Parent and Merger Sub, the Company and certain shareholders of the Company, in each case, in form and substance reasonably satisfactory to BB&S. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

         (e) PARENT AFFILIATE AGREEMENTS. The Company shall have received the written agreement, in advance of the date as of which the risk sharing provisions pursuant to pooling of interests accounting shall apply, substantially in the form of the third paragraph of the letter attached as Exhibit C hereto (as applied to shares of Parent Common Stock owned thereby), from Parent's Rule 145 Affiliates (as defined in Section 6.6 above as to the Company).

         (f) DISPOSITION OF SIGNIFICANT ASSETS. Parent shall not have disposed of or entered into a Contract to dispose of a significant amount of its assets (within the meaning of Instruction 4 to Item 2 of SEC Form 8-K) other than (i) in the ordinary course of business or (ii) with the Company's prior written consent (which shall not be unreasonably withheld or delayed).

         (g) ACTIONS OTHER THAN IN ORDINARY COURSE. Parent shall not have taken without the Company's prior written consent (which shall not be unreasonably withheld or delayed) any extraordinary action which (i) is outside the ordinary course of Parent's business and (ii) requires the Company to postpone the Company Shareholder Meeting for more than forty-five (45) days.


                                  ARTICLE VIII

                                   TERMINATION

         Section 8.1 TERMINATION. This Agreement may be terminated, and the Merger and the other transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after approval by the shareholders of Parent or the Company:

         (a) by mutual written consent of Parent and the Company;

         (b) by either Parent or the Company, if (i) the Merger shall not have been consummated on or before June 30, 1999, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; (ii) subsequent to any public disclosure of a proposal for or interest in an Acquisition Transaction, the shareholders of the Company do not approve this Agreement and the Merger by the requisite vote at a meeting duly convened therefor or any adjournment thereof, or (iii) the shareholders of the Parent do not approve the issuance of shares of Parent Common Stock in the Merger by the requisite vote at a meeting duly convened therefor or any adjournment thereof;

         (c) by either Parent or the Company, if any permanent injunction, order, decree or ruling by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall have become final and nonappealable; provided, however, subject to the proviso to Section 6.8(a) hereof, that the party seeking to terminate this Agreement pursuant to this
Section 8.1(c) shall have used reasonable efforts to remove such injunction or overturn such action;

         (d) by Parent, if (i) there has been a material breach of any of the representations or warranties, covenants or agreements of the Company set forth in this Agreement, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by Parent to the Company, or (ii) the Board of Directors of the Company or any committee thereof (x) fails to convene a meeting of the Company's shareholders to approve the Merger on or before 150 days following the date hereof (provided the Registration Statement has been declared effective within 120 days after the date hereof) (the "Meeting Date"), or postpones the date scheduled for the meeting of the shareholders of the Company to approve this Agreement beyond the Meeting Date, except with the written consent of Parent, (y) fails to recommend the approval of this Agreement and the Merger to the Company's shareholders in accordance with Section 6.5(a) hereof or withdraws or amends or modifies in a manner adverse to Parent its recommendation or approval in respect of this Agreement or the Merger or takes any other action specified in clause (i), (ii) or (iii) of Section 6.2(b) hereof or (z) fails, upon the written request of Parent (which request may be made at any time following public disclosure of a proposal for an Acquisition Transaction) to reaffirm publicly and unconditionally its recommendation to the Company's shareholders that they give the approval of this Agreement and the Merger, which public reaffirmation must also include the unconditional rejection of such proposal for an Acquisition Transaction. Such reaffirmation shall be made at least ten (10) trading days prior to the Company Shareholder Meeting, and Company shall delay the Company Shareholder Meeting to provide ten (10) trading days if the Parent so requests in writing (in which case Parent shall be deemed to have consented for purposes of clause (x) above if such delay extends the Meeting Date beyond the period specified therein);

         (e) by the Company, if (1) the Board of Directors of the Company shall, after the compliance with the provisions of Section 6.2(b), take one of the actions specified in subsections (b)(i), (ii) or (iii) thereof and (2) the Company pays the fee due under Section 8.2(b) as a condition precedent to such termination;

         (f) by the Company, if (i) there has been a breach of any of the representations or warranties, covenants or agreements of Parent or Merger Sub set forth in this Agreement, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent, or (ii) the Board of Directors of Parent (x) fails to convene a meeting of Parent's shareholders to approve the issuance of shares of Parent Common Stock in the Merger (as required by the applicable rules of the Nasdaq Stock Market) on or before 150 days following the date hereof (provided the Registration Statement has been declared effective within 120 days after the date hereof) (the "Parent Meeting Date"), or postpones the date scheduled for the meeting of the shareholders of Parent for such purpose beyond the Parent Meeting Date, except with the written consent of the Company, (y) fails to recommend approval to Parent's shareholders in accordance with Section 6.5(b) hereof, or (z) withdraws or amends or modifies in a manner adverse to Company its recommendation or approval or fails to reconfirm such recommendation within two business days of a written request for such confirmation by Parent;

         (g) by Parent, if the Company or any of its officers, directors, employees, representatives or agents takes any of the actions that would be proscribed by Section 6.2(a); and

         (h) by the Company, if the average closing price per share of Parent Common Stock on the Nasdaq National Market, as reported by the Wall Street Journal, Northeast edition, for the ten (10) trading days immediately preceding the day one full trading day before the Closing Date (the "Parent Average Trading Price") is less than Forty Dollars ($40.00); or by Parent if the Parent Average Trading Price is greater than Seventy-One Dollars and Fifty Cents ($71.50).

         Section 8.2  EFFECT OF TERMINATION.

         (a) In the event of termination of this Agreement as provided in
Section 8.1, the Merger shall be deemed abandoned and this Agreement shall forthwith become void, except that the penultimate sentence of Section 6.1,
Section 6.9, Section 6.11, this Section 8.2 and Article IX shall survive any termination of this Agreement; provided, however, that, except as otherwise provided in this Section 8.2, nothing in this Agreement shall relieve any party from liability for any breach of this Agreement.

         (b) If (A) Parent shall have terminated this Agreement pursuant to
Section 8.1(d)(ii), or (B) the Company shall have terminated this Agreement pursuant to Section 8.1(e), then, in any such case, the Company shall pay Parent on or before such termination (or as otherwise provided in Section 8.1(e)), a termination fee of $50,000,000, payable by wire transfer of immediately available funds to an account designated by Parent.

         (c) If Parent shall have terminated this Agreement pursuant to Section 8.1(b)(ii) or if Parent shall have terminated this Agreement pursuant to Section 8.1(g), or as a result of the Company's breach of Section 6.14 and either before such termination or within twelve (12) months after the date of such termination the Company (i) consummates an Acquisition Transaction, or (ii) enters into a definitive agreement to do so, then, in any such case, the Company shall pay Parent, within one (1) business day following consummation of such Acquisition Transaction or entry into such definitive agreement, a termination fee of $50,000,000 payable by wire transfer of immediately available funds to an account designated by Parent.


                                   ARTICLE IX

                               GENERAL PROVISIONS

         Section 9.1  DEFINITIONS OF CERTAIN TERMS.

         (a) As used in this Agreement, the following capitalized terms shall have the respective meanings set forth below:

                  (1) "Code" means the United States Internal Revenue Code of 1986 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

                  (2) "Contract" means any contract, agreement, indenture, instrument or other binding commitment or arrangement of any kind.

                  (3) "Encumbrance" means any pledge, claim, option, lease, lien, security interest, mortgage, restriction under any Contract, encumbrance or other charge or restriction of any kind or nature whatsoever.

                  (4) "ERISA" means the United States Employee Retirement Income Security Act of 1974 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

                  (5) "Exchange Act" means the United States Securities Exchange Act of 1934 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

                  (6) "GAAP" means United States generally accepted accounting principles, consistently applied throughout the period(s) indicated.

                  (7) "Government Entity" means any federal, state, local, foreign or multinational court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency or commission.

                  (8) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

                  (9) "Knowledge" (whether or not capitalized) means, with respect to the Company or Parent, the knowledge of the directors, executive officers and senior management of the Company or Parent, respectively, and of their respective material Subsidiaries and material divisions.

                  (10) "Law" means any national, federal, state, local, foreign or multinational law, rule, regulation, statute, ordinance, order, judgment, decree, permit, franchise, license or other governmental restriction or requirement of any kind.

                  (11) "Material Adverse Effect" means, with respect to the Company or Parent, any material adverse effect on the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Company or Parent, respectively, and its respective Subsidiaries, taken as a whole, including without limitation any effect which prevents or impairs materially such party's performance of its obligations under, this Agreement or the consummation of the transactions contemplated hereby.

                  (12) "Organizational Document" means any charter, certificate or articles of incorporation, bylaw, board of directors' or shareholders' resolution, or other corporate document or action comparable to any of the foregoing currently in effect.

                  (13) "Person" means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization, government (or subdivision thereof) or other entity.

                  (14) "SEC" means the United States Securities and Exchange Commission.

                  (15) "Securities Act" means the United States Securities Act of 1933 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

                  (16) "Subsidiary" means, as to any Person, another Person owned directly or indirectly by such Person by reason of such Person owning or controlling an amount of its voting securities, other voting ownership or voting partnership interests which is sufficient to elect at least a majority of its board of directors or other governing body or, if there are no such voting interests, 50% or more of its equity interests.

                  (17) "TBCA" means the Tennessee Business Corporation Act, as amended.

         (b) For purposes of this Agreement, the following additional capitalized terms shall have the respective meanings set forth in the corresponding sections of this Agreement indicated below:

         Defined Term                                   Section
         ------------                                   -------

         Acquisition Transaction                        6.2(a)
         Agreement                                      Introductory Paragraph
         Articles of Merger                             1.3
         BB&S                                           7.3(d)
         Benefit Plans                                  3.17(a)
         Certificates                                   2.1(e)
         Closing                                        1.2
         Closing Date                                   1.2
         Company                                        Introductory Paragraph
         Company Balance Sheet Date                     3.10
         Company Capital Stock                          2.1(b)
         Company Common Stock                           2.1(a)
         Company Disclosure Schedule                    Article III
         Company Facilities                             3.18(a)
         Company Interim Balance Sheet Date             3.9
         Company Interim Financial Statements           3.9
         Company Multiemployer Plan                     3.17(a)
         Company Permits                                3.6
         Company Plan                                   3.17(a)
         Company Preferred Stock                        3.3(a)
         Company Rights                                 3.3(a)
         Company Rights Agreement                       3.3(a)
         Company Rule 145 Affiliates                    6.6
         Company SEC Documents                          3.9
         Company Series B Preferred Stock               2.1(b)
         Company Shareholder Meeting                    6.5(a)
         Confidentiality Agreement                      6.1
         Continuing Employees                           6.17(a)
         Consent                                        6.8(b)
         DOJ                                            6.8(d)
         Databases                                      3.15(f)(i)
         Defined Benefit Plan                           3.17(a)
         Effective Time                                 1.3
         ERISA Affiliate                                3.17(a)
         Exchange Agent                                 2.2(a)
         FTC                                            6.8(d)

         Defined Term                                   Section
         ------------                                   -------

         Goldman                                        4.14
         Hazardous Substances                           3.18(a)
         IRS                                            3.14
         Indemnified Parties                            6.10(a)
         Intellectual Property                          3.15(f)(ii)
         Material Intellectual Property                 3.15(a)
         Maximum Amount                                 6.10(b)
         Meeting Date                                   8.1(d)
         Merger                                         Background (b)
         Merger Consideration                           2.1(b)
         Merger Sub                                     Introductory Paragraph
         Merger Sub Common Stock                        2.1(c)
         Morgan Stanley                                 3.20
         Options                                        2.6(a)
         Option Plans                                   2.6(a)
         Owned Databases                                3.15(f)(iii)
         Owned Software                                 3.15(f)(iv)
         Parent                                         Introductory Paragraph
         Parent Average Trading Price                   8.1(h)
         Parent Common Stock                            2.1(a)
         Parent Disclosure Schedule                     Article IV
         Parent Meeting Date                            8.1(f)
         Parent Preferred Stock                         4.3(a)
         Parent Shareholder Meeting                     6.5(b)
         Parent SEC Documents                           4.7
         Per Share Merger Consideration                 2.1(b)
         Proxy Statement                                3.16
         Registration Statement                         3.16
         Restraints                                     7.1(f)
         Smith Anderson                                 7.2(f)
         Software                                       3.15(f)(v)
         Stock Voting Agreement                         Background (f)
         Subsequent Company SEC Documents               3.9
         Subsequent Parent SEC Documents                4.7
         Superior Proposal                              6.2(b)
         Surviving Corporation                          1.1
         Tax Returns                                    3.14
         Taxes                                          3.14
         Third Party Databases                          3.15(f)(vi)
         Third Party Software                           3.15(f)(vii)
         Transaction Agreements                         Background (f)
         Transfer Taxes                                 6.15
         Year 2000 Compliant                            3.15(f)(viii)

         Section 9.2 AMENDMENT AND MODIFICATION. At any time prior to the Effective Time, this Agreement may be amended, modified or supplemented only by written agreement (referring specifically to this Agreement) of Parent and the Company with respect to any of the terms contained herein; provided, however, that after any approval and adoption of this Agreement by the shareholders of Parent or the Company, no such amendment, modification or supplementation shall be made which under applicable Law requires the approval of such shareholders, without the further approval of such shareholders.

         Section 9.3 WAIVER. At any time prior to the Effective Time, Parent, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any documents delivered pursuant hereto and (iii) subject to the provisions of Section 9.2, waive compliance by the other with any of the agreements or conditions contained herein which may legally be waived. Any such extension or waiver shall be valid only if set forth in an instrument in writing specifically referring to this Agreement and signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

         Section 9.4 SURVIVABILITY; INVESTIGATIONS. The respective representations and warranties of Parent and Merger Sub, on the one hand, and the Company, on the other hand, contained herein or in any certificates or other documents delivered prior to or as of the Effective Time (i) shall not be deemed waived or otherwise affected by any investigation made by any party hereto and
(ii) shall not survive beyond the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time, without limitation (except for those which, by their terms, contemplate a shorter survival period).

         Section 9.5 NOTICES. All notices and other communications hereunder shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied, or one day after delivery to a courier for next-day delivery.

         If to Parent or Merger Sub, to:

                  Quintiles Transnational Corp.
                  4709 Creekstone Drive, Suite 200
                  Durham, North Carolina  27703-8411
                  Attention: John S. Russell, Esq.
                  Telephone: 919-998-2418
                  Facsimile: 919-998-2759
         with copies to:

                  Smith, Anderson, Blount,
                    Dorsett, Mitchell & Jernigan, L.L.P.
                  Post Office Box 2611
                  Raleigh, North Carolina  27602-2611
                  Attention: Gerald F. Roach, Esq.
                  Telephone: (919) 821-6668
                  Facsimile: (919) 821-6800

         If to the Company, to:

                  Envoy Corporation
                  15 Century Boulevard, Suite 600
                  Nashville, Tennessee  37214
                  Attention: Jim D. Kever
                             Gregory T. Stevens, Esq.
                  Telephone: (615) 885-3700
                  Facsimile: (615) 231-4965

         with a copy to:

                  Bass, Berry & Sims PLC
                  2700 First American Center
                  Nashville, Tennessee  37238
                  Attention: Bob F. Thompson
                  Telephone: (615) 742-6262
                  Facsimile: (615) 742-6293


         Section 9.6 DESCRIPTIVE HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 9.7 ENTIRE AGREEMENT. This Agreement (including the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule, and the Stock Voting Agreement) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof.

         Section 9.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without giving effect to the provisions thereof relating to conflicts of law.

         Section 9.9 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the

State of North Carolina or in North Carolina state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of North Carolina or any North Carolina state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of North Carolina.

         Section 9.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

         Section 9.11 ASSIGNMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement and the rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns; provided, however, that no party hereto may assign or otherwise transfer its rights, interests or obligations hereunder without the prior written consent of the other parties hereto. Except as provided in Section 6.10 and Section 6.17 above, nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder.


                             * * * * * * * * * * * *

                [signature page to Agreement and Plan of Merger]



         IN WITNESS WHEREFORE, each of Parent, Merger Sub and the Company has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officers thereunto duly authorized, all as of the date first above written.

                                   Quintiles Transnational Corp.


                                   By:  /s/ Dennis Gillings
                                        ----------------------------------------
                                   Its: Chairman and Chief Executive Officer


                                   QELS Corp.


                                   By:  /s/ John S. Russell
                                        ----------------------------------------
                                   Its: Vice President and Secretary


                                   Envoy Corporation


                                   By:  /s/ Jim D. Kever
                                        ----------------------------------------
                                   Its: President and Co-Chief Executive Officer

List of Omitted Schedules and Exhibits to Agreement and Plan of Merger

     Company Disclosure Schedule
       Section 2.6     Options
       Section 3.4     Company Subsidiaries
       Section 3.7     Non-Contravention
       Section 3.9     SEC Documents and Other Reports
       Section 3.10    Absence of Certain Changes or Events
       Section 3.11    Actions and Proceedings
       Section 3.12    Absence of Undisclosed Liabilities
       Section 3.13    Certain Contracts and Arrangements
       Section 3.14    Taxes
       Section 3.15    Intellectual Property
       Section 3.17    Employee Benefit Plans, ERISA
     Parent Disclosure Schedule
       Section 4.3     Capitalization
       Section 4.5     Non-Contravention
       Section 4.6     Government Approvals; Required Consents
       Section 4.7     SEC Documents and Other Reports
       Section 4.11    Compliance with Laws
       Section 4.12    Actions and Proceedings
       Section 7.2     Amendment to Employment Agreements
     Exhibit B         Amendment No. 1 to Rights Plan
     Exhibit C         Form of Rule 145 Affiliate's Agreement
     Exhibit D-1       Changes to Jim D. Kever's Employment Agreement
     Exhibit D-2       Changes to N. Stephen Ober's Employment Agreement

The Company hereby agrees to furnish supplementally a copy of any Omitted Schedules and Exhibits to the Commission upon request.

                                    EXHIBIT B

                             STOCK VOTING AGREEMENT

                             STOCK VOTING AGREEMENT


         STOCK VOTING AGREEMENT, dated as of December 15, 1998 (the "Agreement"), by and between certain shareholders of Envoy Corporation, a Tennessee corporation (the "Company"), listed on Schedule A attached hereto, (each, a "Shareholder," and collectively, the "Shareholders") and Quintiles Transnational Corp., a North Carolina corporation ("Parent").

         WHEREAS, concurrently herewith, Parent, QELS Corp., a Tennessee corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company are entering into an Agreement and Plan of Merger of even date herewith (as amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company with the Company as the surviving corporation (the "Merger"); and

         WHEREAS, each Shareholder owns as of the date hereof the number of shares of Common Stock of the Company, no par value per share (the "Common Stock"), and/or shares of Series B Convertible Preferred Stock of the Company, no par value per share (the "Preferred Stock"), listed next to such Shareholder's name on Schedule A attached hereto (all such shares of Common Stock and Preferred Stock, together with any shares of Common Stock or Preferred Stock acquired after the date hereof and prior to the termination hereof, constituting such Shareholder's "Shares"); and

         WHEREAS, Parent and Merger Sub have entered into the Merger Agreement in reliance on and in consideration of, among other things, each Shareholder's representations, warranties, covenants and agreements hereunder.

         NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

         1. Voting.

         1.1 Agreement to Vote. Each Shareholder hereby revokes any and all previous proxies with respect to such Shareholder's Shares and irrevocably agrees to vote and otherwise act (including pursuant to written consent), with respect to all of such Shareholder's Shares, for the approval and the adoption of the Merger Agreement and all agreements related to the Merger and any actions related thereto, and against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by this Agreement or the Merger Agreement, at any meeting or meetings of the shareholders of the

Company, and any adjournment, postponement or continuation thereof, at which the Merger Agreement and other related agreements (or any amended version or versions thereof) or such other actions are submitted for the consideration and vote of the shareholders of the Company. The foregoing shall remain in effect with respect to such Shareholder's Shares until the termination of this Agreement. Each Shareholder shall execute such additional documents as Parent may reasonably request to effectuate the foregoing.

         1.2 Waiver of Right to Dissent. Each of General Atlantic Partners 25, L.P. and GAP Coinvestment Partners, L.P., each of which is a Shareholder (each a "Series B Shareholder"), hereby acknowledges that it is entitled to exercise dissenter's rights as provided in Section 4-23-101 et seq. of the Tennessee Business Corporation Act (the "TBCA") in connection with the consideration of, voting for and approval of the Merger by the shareholders of the Company. Each Series B Shareholder, as a record and beneficial holder of Shares, hereby waives irrevocably, as to all of its Shares, its right to dissent, notice of dissenter's rights and all other rights arising under the provisions of the TBCA with regard to dissenter's rights in connection with the Merger. Each Series B Shareholder acknowledges that the Company and Parent will rely on such Shareholder's waiver of these rights arising under the TBCA, and agrees that the Company will have no obligation to provide notice of dissenter's rights to such Series B Shareholder or to take any other or further action concerning such Series B Shareholder's dissenter's rights otherwise available under the TBCA in connection with the Merger.

         2. Representations and Warranties of the Shareholders. Each Shareholder severally represents and warrants to Parent as follows:

         2.1 Ownership of Shares. On the date hereof and as of the Effective Time (as defined in the Merger Agreement), such Shareholder's Shares specified on Schedule A are the only shares of Common Stock or Preferred Stock owned by such Shareholder. Except as set forth on Schedule A, such Shareholder does not have any rights to acquire any additional shares of Common Stock or Preferred Stock. Such Shareholder currently has, and as of the Effective Time will have (except with respect to Shares transferred in accordance with Section 3.2), good, valid and marketable title to such Shareholder's Shares, free and clear of all liens, encumbrances, restrictions, options, warrants, rights to purchase and claims of every kind (other than the encumbrances created by this Agreement and other than restrictions on transfer under applicable federal and state securities laws).

         2.2 Authority; Binding Agreement. Such Shareholder has the full legal right, power and authority to enter into and perform all of such Shareholder's obligations under this Agreement. The execution and delivery of this Agreement by such Shareholder will not violate any other agreement to which such Shareholder is a party, including, without limitation, any voting agreement, shareholders' agreement or voting trust. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding agreement of such Shareholder, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws now or hereafter in effect affecting creditors' rights and remedies generally or general principles of equity. Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will
(i) violate, or require any consent, approval or notice under any provision of any judgment, order, decree, statute, law, rule or regulation applicable to such Shareholder or such Shareholder's Shares or (ii) constitute a violation of, conflict with or constitute a default under, any contract, commitment, agreement, understanding, arrangement or other restriction of any kind to which such Shareholder is a party or by which such Shareholder is bound.

          2.3 Reliance on Agreement. Such Shareholder understands and acknowledges that Parent and Merger Sub each are entering into the Merger Agreement in reliance upon such Shareholder's execution, delivery and performance of this Agreement. Such Shareholder acknowledges that the agreement set forth in Section 1 is granted in consideration for the execution and delivery of the Merger Agreement by Parent and Merger Sub.

         3. Notifications. Each Shareholder shall, while this Agreement is in effect, notify Parent promptly, but in no event later than two days, of any shares of Common Stock or Preferred Stock acquired by such Shareholder after the date hereof.

         4. Delivery of Affiliate Letter. Contemporaneously with the execution of this Agreement, each Shareholder shall execute and deliver to Parent on the date hereof an Affiliate Letter substantially in the form attached hereto as Exhibit A.

         5. Termination. This Agreement shall terminate on the earlier of (i) the Effective Time or (ii) immediately upon the termination of the Merger Agreement in accordance with its terms.

         6. Action in Shareholder Capacity Only. No Shareholder makes any agreement or understanding herein as a director or officer of the Company; rather, each Shareholder signs solely in such Shareholder's capacity as a record holder and beneficial owner of such Shareholder's Shares, and nothing herein shall limit or affect any actions taken in such Shareholder's capacity as an officer or director of the Company, including without limitation any action taken in such Shareholder's capacity as a director or executive officer of the Company consistent with the provisions in Section 6.2 of the Merger Agreement.

         7. Miscellaneous.

         7.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally or by next-day courier or telecopied (with confirmation of receipt) to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied or one day after delivery to a courier for next-day delivery.

                  If to Parent:

                           Quintiles Transnational Corp.
                           4709 Creekstone Drive, Suite 200
                           Durham, North Carolina  27703-8411
                           Attn:  John S. Russell, Esq.
                           Fax Number:  919-998-2759


                  with a copy to:

                           Smith, Anderson, Blount, Dorsett,
                              Mitchell & Jernigan, L.L.P.
                           2500 First Union Capitol Center
                           Raleigh, North Carolina  27601
                           Attention:        Gerald F. Roach, Esq.
                           Fax Number:       919-821-6800

                  If to a Shareholder:

                          to the address provided for such Shareholder on Schedule A

         7.2 Entire Agreement. This Agreement, together with the documents expressly referred to herein, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter contained herein.

         7.3 Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

         7.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and personal representatives, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

         7.5 Governing Law. This Agreement, and all matters relating hereto, shall be governed by, and construed in accordance with the laws of the State of Tennessee, without giving effect to the principles of conflicts of laws thereof.

         7.6 Injunctive Relief; Jurisdiction. Each Shareholder agrees that irreparable damage would occur and that Parent would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches by any Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of North Carolina or in any North Carolina state court (collectively, the "Courts"), this being in addition to any other remedy to which Parent may be entitled at law or in equity. In addition, each of the parties hereto (i) irrevocably consents to the submission of such party to the personal jurisdiction of the Courts in the event that any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any of the Courts and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other the Courts.

         7.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

         7.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.




                                   * * * * * *

                   [signature page to Stock Voting Agreement]



         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

                                                   Quintiles Transnational Corp.


                                                   By:   /s/ Dennis Gillings
                                                         -----------------------
                                                   Name: Dennis Gillings
                                                   Title: Chairman and Chief
                                                          Executive Officer
Shareholders

General Atlantic                                   GAP Coinvestment
Partners 25, L.P.                                  Partners, L.P.


By:   /s/ William E. Ford                          By:   /s/ William E. Ford
      --------------------------                         -----------------------
Name: William E. Ford                              Name: William E. Ford
Title: General Partner                             Title: General Partner

/s/ Fred C. Goad                                   /s/ William E. Ford
--------------------------------                   -----------------------------
Fred C. Goad, Jr.                                  William E. Ford

/s/ Jim D. Keever                                  /s/ Marvin Gresham
--------------------------------                   -----------------------------
Jim D. Kever                                       W. Marvin Gresham

/s/ Kevin M. MacNamara                             /s/ Laurence E. Hirsch
--------------------------------                   -----------------------------
Kevin M. McNamara                                  Laurence E. Hirsch

/s/ Harlan F. Seymour                              /s/ Richard A. McStay
--------------------------------                   -----------------------------
Harlan F. Seymour                                  Richard A. McStay

                      SCHEDULE A TO STOCK VOTING AGREEMENT

                              List of Shareholders


                                                                 NUMBER OF
                                                              EXISTING SHARES
                                                           ----------------------        RIGHTS TO          STATUS AS
                                                           COMMON       PREFERRED      ACQUIRE OTHER         COMPANY
         NAME                          ADDRESS              STOCK         STOCK            SHARES           AFFILIATE
         ----                          -------             ------       ---------      -------------        ---------
1.  General Atlantic                                          -         2,417,171            -              Preferred
    Partners 25, L.P.                                                                                      Shareholder

2.  GAP Coinvestment                                          -           382,829            -              Preferred
    Partners, L.P.                                                                                         Shareholder

3.  Fred C. Goad, Jr.                                      325,886(1)       -             610,000          Director &
                                                                                                        Executive Officer

4.  Jim D. Kever                                           401,154          -             545,000          Director &
                                                                                                        Executive Officer

5.  Kevin M. McNamara                                          588          -             195,000          Director &
                                                                                                        Executive Officer

6.  Harlan F. Seymour                                        2,000          -             127,000          Director &
                                                                                                        Executive Officer

7.  William E. Ford                                           -             -               6,000           Director

8.  W. Marvin Gresham                                      186,547          -              14,000           Director

9.  Laurence E. Hirsch                                     107,000          -              14,000           Director

10. Richard A. McStay                                       39,750          -               6,000           Director

----------------------

         (1) Includes 76,700 shares in a trust of which Mr. Goad is the trustee and the sole beneficiary.

List of Omitted Schedules and Exhibits to Stock Voting Agreement

         Exhibit A                     Affiliate Letter

The Company hereby agrees to furnish supplementally a copy of any Omitted Schedules and Exhibits to the Commission upon request.